SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(847) 948-2000

Baxter International Inc.

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-10

Supplemental Schedule:*

Exhibit I: Schedule of Assets (Held at End of Year) at December 31, 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

of the Baxter International Inc. and

Subsidiaries Incentive Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

June 27, 2005

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

	2004	2003
Assets
Investments:
At fair value
Cash and cash equivalents	$17,031,156	$18,305,854
Common stock (including securities on loan of $4,588,738 in 2004 and $ 1,070,572 in 2003)	443,706,240	426,344,970
Fixed income securities (including securities on loan of $27,263,093 in 2004 and $20,909,386 in 2003)	75,208,509	67,396,181
Commingled investments	293,316,377	237,176,048
Participant loans	28,645,973	30,196,773
Collateral held on loaned securities	179,421,136	62,173,854

	1,037,329,391	841,593,680
At contract value
Guaranteed investment contracts (including securities on loan of $144,401,414 in 2004 and $53,225,167 in 2003)	556,651,032	547,149,889

Total investments	1,593,980,423	1,388,743,569

Receivables:
Accrued interest and dividends	3,611,550	3,707,941
Due from brokers for securities sold	879,289	3,407,478

	4,490,839	7,115,419

Total assets	1,598,471,262	1,395,858,988

Liabilities
Accounts payable	2,522,813	3,055,001
Due to brokers for securities purchased	1,903,664	1,577,827
Collateral to be paid on loaned securities	179,421,136	62,173,854

Total liabilities	183,847,613	66,806,682

Net assets available for benefits	$1,414,623,649	$1,329,052,306

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest	$33,257,675	$33,836,243
Participant loan interest	1,710,343	2,041,464
Dividends	6,821,490	6,333,771
Net appreciation in fair value of investments	76,889,214	123,924,690

	118,678,722	166,136,168

Contributions:
Employer’s	22,282,826	23,169,330
Participants’	56,024,604	57,564,561

	78,307,430	80,733,891

Transfers from other plans	2,694,678	8,696,353

Total additions	199,680,830	255,566,412

Deductions from net assets attributed to:
Benefits paid	109,774,106	84,284,175
Plan expenses	4,335,381	4,447,003

Total deductions	114,109,487	88,731,178

Net increase	85,571,343	166,835,234

Net assets available for benefits:
Beginning of year	1,329,052,306	1,162,217,072

End of year	$1,414,623,649	$1,329,052,306

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 20% of their eligible annual compensation, as defined in the Plan agreement. The Plan sponsor, Baxter International Inc. (“Baxter”), matches participant contributions up to a maximum of 3% of the employees’ compensation. Participant contributions and Plan sponsor matching contributions are fully vested and nonforfeitable. Participants may borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan agreement.

Participants, or their beneficiaries, may elect lump-sum benefit payments or benefits may be paid in installments. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions and related earnings in cases of financial hardship.

Upon enrollment in the Plan, a participant may direct contributions in any of eight investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Equity Index Fund, International EAFE Equity Index Fund, Small Cap Fund and the Self-Managed Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (“Allegiance”), which were subsequently converted into common shares of Cardinal Health Inc. (“Cardinal”) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its Cardiovascular Business Group. Participants are not able to make contributions to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. The valuation of Plan investments is determined as follows:

U.S. government and government agency issues	Value based on the last reported sale price from a national security exchange on the valuation date

Corporate and other bonds	Value based on the last reported sale price from a national security exchange on the valuation date

Common stock:

Traded on national exchanges	Value based on composite pricing of all national closing sales prices on the valuation date

Traded on over-the-counter market	Value based on last reported sale price defaulting to bid quotations

Commingled investments	Value based on closing prices of the underlying securities on the valuation date

Guaranteed investment contracts	Value based on contract value

Short-term investments	Value based on cost which approximates fair value

Loan fund	Value based on cost which approximates fair value

Collateral	Value based on cost which approximates fair value

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

The Plan’s synthetic guaranteed investment contracts are credited monthly with earnings on the underlying investments and charged for Plan withdrawals and expenses. These contracts are fully benefit-responsive and are reported in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and expenses. There are no reserves for credit risk of the contract issuer

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

or otherwise. The Plan’s two contracts, Baxter Global Wrap Account and Pacific Investment Management Company, utilize wrapper contracts issued by Aegon Institutional Markets and Bank of America NT & SA, respectively. The average yield was 4.4% and 3.9% and the average crediting interest rate was 5.5% and 5.5% for the investment contracts for 2004 and 2003, respectively. The crediting interest rates are based on an agreed-upon formula with the issuers, Aegon Institutional Markets and Bank of America NT & SA, which are reset quarterly and monthly, respectively. These crediting interest rates cannot be less than zero percent.

Benefits are recorded when paid.

Due from or due to brokers for securities sold or purchased, respectively, represent the cash value of security trades initiated but not yet settled at each respective year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of registered investment entities, which invest in U.S. government and government agency issues, corporate and other bonds, common stock, commingled investments, guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

1.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

2.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

3.	U.S. employees who are not leased employees.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Administration of the Plan

State Street Bank and Trust Company (the “Trustee”) serves as trustee and CitiStreet LLC serves as record keeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Baxter Common Stock, 3,670,951 shares and 4,223,772 shares at December 31, 2004 and 2003, respectively	$126,794,642	$128,909,531
S&P 500 Equity Index Fund	170,580,611	150,059,044
State Street Bank Short Term Investment Fund	31,596,747	82,764,103

Investments as of December 31, 2004 and 2003 are segregated into various investment funds as follows:

	2004	2003
Cash	$1,352,665	$2,593,983
Stable Income Fund	562,575,780	556,179,424
Baxter Common Stock Fund	129,561,504	127,543,730
Composite Fund	167,332,809	158,816,346
General Equity Fund	185,698,581	168,792,569
Cardinal Health Common Stock Fund	14,874,428	18,023,560
S&P 500 Equity Index Fund	170,580,611	150,059,044
International EAFE Equity Index Fund	50,754,913	32,558,027
Loan Fund	28,645,973	30,196,773
Edwards Lifesciences Common Stock Fund	12,637,409	10,711,243
Small Cap Fund	57,508,895	42,677,228
Self-Managed Fund	33,035,719	28,417,788
Collateral held on loaned securities	179,421,136	62,173,854

Total Investments	$1,593,980,423	$1,388,743,569

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

The fund amounts above include $15,678,491 and $15,711,871 of cash and cash equivalents at December 31, 2004 and 2003, respectively, which are awaiting investment in their respective portfolios. These amounts are maintained in the State Street Bank Short Term Investment Fund.

Net appreciation (depreciation) for each respective year is comprised of:

	2004	2003
Baxter common stock unrealized appreciation, net	$14,596,120	$11,308,627
Other unrealized appreciation, net	59,718,803	109,719,425
Baxter common stock realized gain (loss), net	240,957	(1,260,241)
Other realized gain, net	2,333,334	4,156,879

	$76,889,214	$123,924,690

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2004	2003
U.S. government and government agency issues	$(194,059)	$(396,974)
Corporate and other bonds	2,537	1,695,092
Common stock	44,470,849	72,069,868
Commingled investments	32,609,887	50,556,704

	$76,889,214	$123,924,690

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the “Borrowers”). The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

The collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as both an asset and a liability, and has no effect on the net assets available for benefits of the Plan. The 2003 balances have been revised to conform to the 2004 presentation.

As of December 31, 2004 and 2003, the Plan had securities on loan with a market value of $176,253,245 and $75,205,125, respectively, with cash collateral held of $179,421,136 and $62,173,854, respectively. Non-cash collateral of $147,600 and $14,534,109 received for securities on loan at December 31, 2004 and 2003, respectively, consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $79,541 and $155,585 for 2004 and 2003, respectively. Securities lending income allocated to the Trustee amounted to $79,666 and $155,722 for 2004 and 2003, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, such termination would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 1, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

9.	Related Parties

At December 31, 2004 and 2003, the Plan held units of participation in certain common/collective trust funds and short-term investment funds of State Street Bank and Trust Company, the Plan trustee, shares of common stock of Baxter, the Plan sponsor, loans with participants, and shares of common stock and fixed income securities in CitiGroup Inc., CitiBank Mortgage Securities Inc., CitiBank Credit Card Issuance Trust, Travelers Property Casualty Corporation, and CitiBank Credit Card Master Trust I, which are all affiliated with CitiStreet LLC, the record keeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

10.	Plan Mergers

During 2000, Baxter acquired North American Vaccine, Inc. The North American Vaccine, Inc. Retirement and Savings 401(k) Plan and Trust was merged into the Plan effective November 2004. As a result of this merger, total assets of approximately $2.7 million were transferred into the Plan.

During 2002, Baxter acquired Epic Therapeutics, Inc. The Epic Therapeutics, Inc. 401(k) Plan was merged into the Plan effective December 2003. As a result of this merger, total assets of approximately $1.0 million were transferred into the Plan.

In December 2002, Baxter acquired ESI Lederle. The American Home Projects Corporation Savings Plan (Wyeth 401(k) Plan) was merged into the Plan effective February 2003. As a result of this merger, total assets of approximately $7.7 million were transferred into the Plan.

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 1 of 30

Identity of Issue	Description of Investment	Current Value
Cash & Cash Equivalents:

* State Street Bank + Trust Co	Short-Term Investment Fund	$17,031,156

Common Stock:

3Com Corp	Common Stock	12,927
3M Company	Common Stock	12,111
8X8 Inc	Common Stock	35,409
Abbott Laboratories	Common Stock	287,663
Abn Amro Hldg	Common Stock	1,330
Acacia Res Corp	Common Stock	1,191
Accenture Ltd Bermuda	Common Stock	6,750
Ace Comm Corp	Common Stock	2,400
Adams Express Company	Common Stock	60,680
Adaptive Broadband Corp	Common Stock	6
Adc Telecommunications Inc	Common Stock	620,571
Adept Technology Inc	Common Stock	2,640
Advanced Digital Information Corp	Common Stock	5,010
Advanced Micro Devices Inc	Common Stock	1,205,464
Advanced Optics Electronics Inc	Common Stock	10
Aeterna Zentaris Inc	Common Stock	92,216
Aetna Inc	Common Stock	1,910,688
Affymetrix Inc	Common Stock	3,655
Aflac Inc	Common Stock	423,971
Agere Sys Inc	Common Stock	10,879
Agilent Tech Inc	Common Stock	1,361,020
Airnet Communications Corp	Common Stock	733
Airspan Networks Inc	Common Stock	3,801
Akamai Tech	Common Stock	4,339
Aksys Ltd	Common Stock	3,058
Alamo Group Inc	Common Stock	5,432
Albertsons Inc	Common Stock	2,388
Alcoa Inc	Common Stock	90,552
Alcon Inc	Common Stock	2,365,559
Alderwoods Group Inc	Common Stock	5,396
Alkermes Inc	Common Stock	14,090
Alliance Pharmaceutical Corp	Common Stock	428
Allos Therapeutics Inc	Common Stock	19,752
Alloy Online Inc	Common Stock	4,842
Alstom Sa Spons Adr	Common Stock	283
Alteon Inc	Common Stock	49,125
Altria Group Inc	Common Stock	2,420,191
Alvarion Ltd	Common Stock	2,652
Amarin Corp	Common Stock	1,084
Ambac Finl Group Inc	Common Stock	1,704,271
Amdocs Limited	Common Stock	5,250
Amedisys Inc	Common Stock	4,859
Amer Intl Group Inc	Common Stock	4,925
Ameren Corp	Common Stock	10,028
America Movil	Common Stock	7,889
American Access Techs	Common Stock	2,200
American Electric Power Inc	Common Stock	2,295,782
American Intl Group Inc	Common Stock	3,569,006
American Std Cos Inc	Common Stock	612,448
American West Hldg Corp	Common Stock	1,875
Americredit Corp	Common Stock	7,580
Amgen Inc	Common Stock	3,380,015
Amr Corp	Common Stock	5,475
Anadarko Pete Corp	Common Stock	6,495
Andrea Electronics Corp	Common Stock	47

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 2 of 30

Anheuser Busch Cos	Common Stock	4,819
Anooraq Res Corp	Common Stock	1,300
Apache Corp	Common Stock	5,057
Apex Silver Mines Limited	Common Stock	1,718
Apollo Group Inc	Common Stock	2,906
Apple Computer	Common Stock	1,731,283
Applera Corp Com Applied Biosystems Group	Common Stock	24,807
Applied Digital Solutions Inc	Common Stock	76,363
Applied Imaging Corp	Common Stock	660
Applied Materials Inc	Common Stock	38,988
Applied Micro Circuits Corp	Common Stock	2,842
Apt Satellite Holding Ltd	Common Stock	930
Aradigm Corp	Common Stock	779
Archer Daniels Midland	Common Stock	6,880
Ariba Inc	Common Stock	8,549
Arm Holdings Plc Spons Adr	Common Stock	3,461
Arotech Corp	Common Stock	11,196
Arrow Electrs Inc	Common Stock	1,594,380
Arrow Finl Corp	Common Stock	4,915
Artemis Intl Solutions Corp	Common Stock	295
Asia Pulp & Paper Co	Common Stock	80
Ask Jeeves Inc	Common Stock	5,350
Asta Funding Inc	Common Stock	8,052
Astropower Inc	Common Stock	1
At&T Corp	Common Stock	32,402
Ati Technologies Inc	Common Stock	1,939
Atlantis Plastics Inc	Common Stock	4,272
Atsi Communications Inc	Common Stock	67
Atx Communications Inc	Common Stock	5
Au Optronics Corp	Common Stock	215
Audiocodes Ltd	Common Stock	3,322
Autodesk Inc	Common Stock	15,180
Automatic Data Processing Inc	Common Stock	13,305
Avaya Inc	Common Stock	1,720
Avid Technology Inc	Common Stock	1,853
Avnet Inc	Common Stock	782,226
Avon Prods Inc	Common Stock	2,107,076
Axonyx Inc	Common Stock	620
Backweb Technologies Ltd	Common Stock	3,074
Baker Hughes Inc	Common Stock	430,071
Baker Hughes Inc	Common Stock	14,935
Ballard Pwr Sys Inc	Common Stock	271
Bank Amer Corp	Common Stock	3,148,502
Bank New York Inc	Common Stock	7,618
Bank Of America Corp	Common Stock	16,447
Bank Of The Ozarks	Common Stock	3,743
Barr Labs Inc	Common Stock	10,201
* Baxter Intl Inc	Common Stock	126,794,642
Bayer Ag Sponsored Adr	Common Stock	6,921
Bea Systems Inc	Common Stock	89
Bed Bath & Beyond Inc	Common Stock	2,669
Bema Gold Corp	Common Stock	19,825
Berkshire Hathaway Inc	Common Stock	2,678,269
Beverly Enterprises Inc	Common Stock	9,150
Biocryst Pharmaceuticals Inc	Common Stock	11,560
Biogen Idec Inc	Common Stock	168,784
Biomerica Inc	Common Stock	5,460
Biomet Inc	Common Stock	47,729
Biomira Inc	Common Stock	482
Bitstream Inc	Common Stock	5,300
Black & Decker Corp	Common Stock	10,158
Black Box Corp	Common Stock	4,802
Blackrock Divid Achievers	Common Stock	5,984
Block H & R Inc	Common Stock	10,180

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 3 of 30

Blue Nile Inc	Common Stock	3,176
Boeing Co	Common Stock	1,529,562
Bonso Electrs Intl	Common Stock	10,578
Borg Warner Inc	Common Stock	653,035
Boston Scientific	Common Stock	2,190,884
Boyd Gaming Corp	Common Stock	31,238
Bp Amoco Plc	Common Stock	12,369
Bp Plc	Common Stock	2,723,783
Bradley Pharmacetls Inc	Common Stock	1,164
Brascan Corp	Common Stock	4,501
Briggs & Stratton Corp	Common Stock	8,316
Bristol Myers Squibb	Common Stock	8,969
Britesmile Inc	Common Stock	487
Broadcom Corp	Common Stock	2,246,355
Broadwing Corp	Common Stock	35,201
Brocade Communications Sys Inc	Common Stock	2,368
Brookfield Homes Corp	Common Stock	67
Bsi2000 Inc	Common Stock	215
Burlington Northn Santa Fe	Common Stock	1,435,188
C D W Corp	Common Stock	23,471
Cabelas Inc	Common Stock	17,055
Cable & Wireless Plc	Common Stock	2,312
Calamos Asset Mgmt Inc	Common Stock	2,646
Calamp Corp	Common Stock	147,072
Calavo Growers Inc	Common Stock	2,974
California Micro Devices Corp	Common Stock	34,741
Calpine Corp	Common Stock	44,325
Cambior Inc	Common Stock	27,501
Campbell Soup Co	Common Stock	6,017
Capstead Mtg Corp	Common Stock	10,540
Capstone Turbine Corp	Common Stock	5,490
Carbo Ceramics Inc	Common Stock	6,900
Cardiac Science Inc	Common Stock	642
Cardinal Health Inc	Common Stock	15,238,162
Career Education Crp	Common Stock	6,000
Caremark Rx Inc	Common Stock	23,658
Carmax Inc	Common Stock	3,105
Carnival Corp	Common Stock	2,545,504
Carreker Antinori Inc	Common Stock	1,720
Caterpillar Inc	Common Stock	199,896
Celgene Corp	Common Stock	1,591
Cell Genesys Inc	Common Stock	486
Celsion Corp	Common Stock	570
Central Securities Corp	Common Stock	7,284
Centurytel Inc	Common Stock	1,699,889
Cerus Corp	Common Stock	12,611
Charter Comm Inc	Common Stock	10,304
Chattem Inc	Common Stock	7,348
Check Point Software Tech Ltd	Common Stock	2,463
Chesapeake Energy Corporation Oklahoma	Common Stock	829,868
Chevrontexaco Corp	Common Stock	2,085,987
Chicago Mercantile Exchange Hldgs Inc	Common Stock	26,987
Chicos Fas Inc	Common Stock	19,714
China Fin Online Co	Common Stock	1,708
China Peteroleum & Chem Corp	Common Stock	3,855
China Southern Airlines	Common Stock	7,448
China Yuchai International Ltd	Common Stock	3,984
China.Com Corp	Common Stock	9,220
Chubb Corp	Common Stock	4,984,801
Ciena Corp	Common Stock	11,072
Cigna Corp	Common Stock	1,974,759
Ciphergen Biosystems Inc	Common Stock	3,212
Circle Group Hldgs Inc	Common Stock	2,220
Cisco Sys Inc	Common Stock	2,200,263

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 4 of 30

* Citigroup Inc	Common Stock	7,369,056
Click Comm Inc	Common Stock	19,043
Cmg Information Svcs Inc	Common Stock	10,200
Cms Energy Corp	Common Stock	1,315
Cnooc Ltd	Common Stock	5,961
Coca Cola Bottling Co	Common Stock	5,705
Coca Cola Co	Common Stock	11,148
Coeur D Alene Mines Corp	Common Stock	590
Cognizant Tech Solutions Corp	Common Stock	5,249
Cohen & Steers Prem Income Rlty Fd Inc	Common Stock	11,543
Colgate-Palmolive Co	Common Stock	12,790
Columbia Labs Inc	Common Stock	2,647
Comcast Corp	Common Stock	2,263,585
Comdisco Hldg Co Inc	Common Stock	320
Comerica Inc	Common Stock	1,597,849
Commtouch Software Ltd	Common Stock	255
Compass Bancshares Inc	Common Stock	5,137
Conagra Inc	Common Stock	5,890
Conexant Sys Inc	Common Stock	4,677
Conocophillips	Common Stock	3,446,762
Continental Airls Inc	Common Stock	339
Cooper Companies Inc	Common Stock	7,483
Cooper Industries Ltd	Common Stock	717,806
Cooper Tire & Rubr Co	Common Stock	894,364
Corautus Genetics Inc	Common Stock	1,146
Corinthian Colleges Inc	Common Stock	2,902
Corning Inc	Common Stock	2,813,846
Corporate Executive Brd Co	Common Stock	3,682
Cortex Pharmaceuticals Inc	Common Stock	6,504
Cotherix Inc	Common Stock	1,192
Covad Communications Group Inc	Common Stock	213
Coventry Health Care Inc	Common Stock	5,308
Cree Resh Inc	Common Stock	8,016
Crown Castle Intl Corp	Common Stock	4,992
Crown Hldgs Inc	Common Stock	6,870
Csx Corp	Common Stock	2,807,964
Curagen Corp	Common Stock	7,160
Curon Med Inc	Common Stock	4,288
Cyber-Care Inc	Common Stock	40
Cygnus Inc	Common Stock	46
Cytec Inds Inc	Common Stock	6,428
Cytogen Corp	Common Stock	5,760
D R Horton Inc	Common Stock	4,353
Dade Behring Hldgs Inc	Common Stock	9,856
Daimlerchrysler Ag Ord	Common Stock	5,431
Dan River Inc	Common Stock	11
Dana Corp	Common Stock	1,036,028
Data Race Inc	Common Stock	2
Datastream Systems Inc	Common Stock	866
Davita Inc	Common Stock	20,358
Deere & Company	Common Stock	4,163
Delcath Systems Inc	Common Stock	6,020
Dell Inc	Common Stock	5,103,955
Delphi Automotive Systems	Common Stock	1,448
Delta Air Lines Inc	Common Stock	7,899
Deltagen Inc	Common Stock	550
Deluxe Corp	Common Stock	99
Dendreon Corp	Common Stock	37,730
Devon Energy Corp	Common Stock	1,078,392
Digi Intl Inc	Common Stock	3,696
Digital Angel Corp	Common Stock	1,391
Digital Lightwave Inc	Common Stock	32,010
Diomed Hldgs Inc	Common Stock	2,074
Directtv Group Inc	Common Stock	1,463,917

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 5 of 30

Disney Walt Co	Common Stock	48,289
Dobson Communcorp	Common Stock	3,440
Dollar Gen Corp	Common Stock	5,204
Dot Hill Sys Corp	Common Stock	784
Dow Chemical Co	Common Stock	19,804
Dr Reddys Labs Ltd Adr	Common Stock	3,994
Dreamworks Animation Skg Inc	Common Stock	9,152
Du Pont E I De Nemours & Co	Common Stock	464
Dynamex Inc	Common Stock	4,169
Dynegy Inc Hldg Co	Common Stock	11,550
E Loan Inc	Common Stock	5,070
E M C Corp Mass	Common Stock	201,399
E*Trade Group Inc.	Common Stock	14,950
Eastman Kodak Co	Common Stock	22,575
Eaton Vance Ltd Duration Income Fd	Common Stock	9,759
Eb2B Commerce Inc	Common Stock	1
Ebay Inc	Common Stock	6,141,880
Echostar Communications	Common Stock	3,325
Edge Pete Corp	Common Stock	1,458
Edwards Lifesciences Corp	Common Stock	12,183,387
El Paso Corp	Common Stock	1,906,628
Elan Corp Plc Adr	Common Stock	8,175
Eldorado Gold Corp	Common Stock	5,900
Electronic Arts Inc	Common Stock	4,101,365
Emc Corp	Common Stock	962,432
Emulex Corp	Common Stock	19,147
Enbridge Energy Mgmt Llc	Common Stock	12,561
Encore Medical Corp	Common Stock	3,395
Encysive Pharmaceuticals Inc	Common Stock	1,192
Enova Systems Inc	Common Stock	2,200
Enpro Inds Inc	Common Stock	798
Entergy Corp	Common Stock	2,411,056
Enterra Energy	Common Stock	12,158
Entravision Communications Corp	Common Stock	1,253
Eon Labs Inc Com	Common Stock	4,050
Epicor Software Corp	Common Stock	7,045
Epimmune Inc	Common Stock	872
Equifax Inc	Common Stock	2,529
Eresearch Technology Inc	Common Stock	24,694
Ericsson L M Tel Co	Common Stock	441
Escalade Inc	Common Stock	4,676
Espeed Inc	Common Stock	6,185
Euro Tech Holding Co	Common Stock	21,550
Euroweb Intl Corp	Common Stock	7,920
Exxon Mobil Corp	Common Stock	20,928
Eyetech Pharmaceuticals Inc	Common Stock	45,500
Factset Research Sys Inc	Common Stock	1,753
Famous Daves Amer Inc	Common Stock	1,275
Faro Technologies Inc	Common Stock	2,183
Federal Home Ln Mtg Corp	Common Stock	3,539,332
Federal National Mtg Association	Common Stock	2,371,311
Federated Dept Stores Inc	Common Stock	936,514
Fedex Corp	Common Stock	55,554
Fidelity Natl Finl Inc	Common Stock	2,740
Fifth Third Bancorp	Common Stock	11,825
Filenet Corp	Common Stock	5,152
First Data Corp	Common Stock	3,956
First Finl Fd Inc	Common Stock	13,425
Fiserv Inc	Common Stock	5,064
Flagstar Bancorp Inc	Common Stock	2,260
Flaherty & Crumrine Pfd Income Fd Inc	Common Stock	5,639
Flextronics International Ltd	Common Stock	1,139,295
Flyi Inc	Common Stock	1,770
Fonar Corp	Common Stock	17,113

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 6 of 30

Food Technology Svcs Inc	Common Stock	2,540
Forbes Medi-Tech Inc	Common Stock	23,713
Ford Mtr Co	Common Stock	26,411
Forest Laboratories Inc	Common Stock	8,389
Fortune Brands Inc	Common Stock	2,315
Foster Wheeler Ltd	Common Stock	390
Franklin Res Inc	Common Stock	1,548,536
Freescale Semiconductor Inc	Common Stock	12,595
Fresh Del Monte Produce Inc	Common Stock	79
Frontline Ltd	Common Stock	19,529
Futuremedia Plc	Common Stock	1,020
Gallagher Arthur J & Co	Common Stock	16,250
Gateway Inc	Common Stock	8,414
Gehl Co	Common Stock	7,005
Gemstar Tv Guide Intl Inc	Common Stock	4,736
Genentech Inc	Common Stock	42,681
General Dynamics	Common Stock	3,243
General Elec Co	Common Stock	7,809,324
General Mills Inc	Common Stock	39,768
General Motors Corp	Common Stock	4,006
Genesee And Wyoming Inc	Common Stock	4,923
Genesis Microchip Inc	Common Stock	4,866
Genta Inc	Common Stock	7,814
Georgia Gulf Corp	Common Stock	7,470
Georgia Pac Corp	Common Stock	1,777,700
Geron Corp	Common Stock	3,985
Getty Images Inc	Common Stock	3,443
Gigamedia Ltd	Common Stock	3,620
Gilead Sciences Inc	Common Stock	27,502
Glaxosmithkline Plc	Common Stock	852,267
Global High Inc Dlr Fd Inc	Common Stock	10,939
Golden Star Res Ltd	Common Stock	4,010
Goldman Sachs Group Inc	Common Stock	1,629,192
Goodrich B F Co	Common Stock	4,849
Google Inc	Common Stock	1,833,892
Guangshen Rly Co Ltd	Common Stock	3,480
Guilford Pharmaceutical Inc	Common Stock	14,850
Halliburton Co	Common Stock	2,996,580
Halozyme Therapeutics Inc	Common Stock	2,200
Hancock John Pfd	Common Stock	17,409
Hansen Natural Corp	Common Stock	17,295
Harken Energy Corp	Common Stock	520
Harley Davidson Inc	Common Stock	8,201
Hartford Financial Svcs Grp	Common Stock	856,098
Headwaters Inc	Common Stock	34,200
Henry Jack & Assoc Inc	Common Stock	3,703
Hewlett Packard Co	Common Stock	5,938,460
Hilton Hotels Corp	Common Stock	1,706
Hollis-Eden Pharma Inc	Common Stock	659
Home Depot Inc	Common Stock	147,757
Homestore.Com Inc	Common Stock	1,818
Honda Motor Ltd	Common Stock	1,184,540
Honeywell Intl Inc	Common Stock	10,665
Hospira Inc	Common Stock	42,411
Hovanian Enterprise Inc	Common Stock	1,486
Hsbc Holdings Plc Spons Adr	Common Stock	22,732
Huaneng Power Intl Inc—Adr	Common Stock	4,203
I2 Tech Inc	Common Stock	683
Icoria Inc	Common Stock	1,300
Icos Corp	Common Stock	56,560
Icts Intl N V Frmly Icts Holland Prod	Common Stock	6,240
Ikon Office Solution Inc	Common Stock	347
Imax Corp	Common Stock	7,672
Immersion Corp	Common Stock	7,290

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 7 of 30

Immunogen Inc	Common Stock	6,206
Immunomedics Inc	Common Stock	608
Impac Mtg Hldgs Inc	Common Stock	179
Impco Technologies Inc	Common Stock	7,550
Inco Ltd	Common Stock	7,356
Incyte Pharmaceuticals Inc	Common Stock	49,950
Indevus Pharmaceuticals Inc	Common Stock	107,280
Ing Clarion Real Estate	Common Stock	5,066
Ingram Micro Inc	Common Stock	762,526
Innodata Corp	Common Stock	1,624
Insmed Inc	Common Stock	275
Integra Lifesciences Holdings Corp	Common Stock	10,931
Integrated Device Tech Inc	Common Stock	2,659
Intel Corp	Common Stock	259,364
Intellisync Corp	Common Stock	2,040
Intermagnetics Genl Corp	Common Stock	7,623
Internet Cap Group Inc	Common Stock	2,925
Interpharm Hldgs Inc	Common Stock	2,450
Interpublic Group Cos Inc	Common Stock	1,873,608
Intervoice Inc	Common Stock	16,020
Intl Fuel Tech Inc	Common Stock	9,350
Intl Game Technology	Common Stock	27,584
Intuitive Surgical Inc	Common Stock	9,205
Ion Networks Inc	Common Stock	110
Irvine Sensors Corporation	Common Stock	2,620
Isco Intl Inc	Common Stock	1,656
Ishares Inc Msci Australia Index Fund	Common Stock	216,835
Isonics Corp	Common Stock	2,333
Ivanhoe Energy	Common Stock	10,710
Ivillage Inc	Common Stock	24,720
J P Morgan Chase & Co	Common Stock	1,296,321
Jabil Circuit Inc	Common Stock	5,116
Jds Uniphase Corp N/C From 909149106	Common Stock	65,882
Jetblue Awys Corp	Common Stock	5,433
Johnson & Johnson	Common Stock	85,110
Jones Apparel Group Inc	Common Stock	1,022,655
Jp Moragn Chase + Co	Common Stock	2,833,224
Juniper Networks Inc	Common Stock	2,979,561
Kana Software Inc	Common Stock	20,790
Kb Home	Common Stock	4,176
Key Tech Inc	Common Stock	2,086
Kimberly Clark Corp	Common Stock	13,162
King Pharmaceuticals Inc	Common Stock	2,406
Knightsbridge Tank Co	Common Stock	8,358
Knology Inc	Common Stock	7,800
Koala Corp	Common Stock	5
Kohls Corp	Common Stock	103,257
Kongzhong Corp Spons Adr	Common Stock	4,565
Kopin Corp	Common Stock	2,806
Krispy Kreme Doughnuts Inc	Common Stock	20,916
Kronos Worldwide Inc	Common Stock	41
L 3 Communications Holding Corp	Common Stock	289,485
Labor Ready Inc	Common Stock	1,692
Laboratory Corp Amer Hldgs	Common Stock	1,779,718
Lannett Inc	Common Stock	1,970
Las Vegas Sands Corp	Common Stock	142,292
Lasercard Corp	Common Stock	5,245
Latin Amern Discovery Fd Inc	Common Stock	1,863
Leapfrog Enterprises Inc	Common Stock	9,044
Lear Corp	Common Stock	1,097,211
Legg Mason Inc	Common Stock	311,281
Lehman Brothers Hldgs Inc	Common Stock	769,337
Lennar Corp	Common Stock	750,503
Lexar Media Inc	Common Stock	4,077

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 8 of 30

Liberate Techs Inc	Common Stock	430
Liberty All Star Equity Fd Sbi	Common Stock	153
Liberty Media Corp	Common Stock	2,182,288
Lifecell Corp	Common Stock	6,950
Lifestream Technologies Inc	Common Stock	120
Lifeway Foods Inc	Common Stock	9,140
Lilly Eli & Co	Common Stock	568
Linear Technology Corp	Common Stock	3,101
Linux Gold Corp	Common Stock	190
Lipid Sciences Inc Ariz	Common Stock	3,660
Liquidmetal Technologies	Common Stock	10,750
Lj International Inc	Common Stock	52,569
Lockheed Martin Corp	Common Stock	5,555
Looksmart Ltd	Common Stock	8,760
Loral Space & Communcations Ltd	Common Stock	20
Loudeye Tech Inc	Common Stock	8,200
Louisiana Pacific	Common Stock	5,348
Lowes Companies	Common Stock	3,763,486
Lsi Logic Corp	Common Stock	5,480
Lucent Tech Inc	Common Stock	155,363
M 2003 Plc	Common Stock	4
Magna International Inc	Common Stock	1,313,290
Marconi Corp	Common Stock	42
Martha Stewart Living	Common Stock	6,239
Martin Marietta Matls Inc	Common Stock	456,002
Marvel Enterprises Inc	Common Stock	12,370
Marvell Technology Group Ltd	Common Stock	2,393,864
Massmutual Partn Invs	Common Stock	26,620
Maxim Pharmaceutical Inc	Common Stock	5,859
Maxtor Corp	Common Stock	2,650
Mbna Corp	Common Stock	2,965,403
Mcdata Corp Cl B	Common Stock	5,630
Mcdonalds Corp	Common Stock	3,352,992
Meadwestvaco Corp	Common Stock	1,533,750
Medarex Inc	Common Stock	93,786
Medco Health Solutions Inc	Common Stock	2,051,216
Medical Action Inds Inc	Common Stock	5,910
Medimmune Inc	Common Stock	11,386
Medtronic Inc	Common Stock	276,165
Merck & Co Inc	Common Stock	174,906
Merge Technologies Inc	Common Stock	6,675
Meritage Corp	Common Stock	5,635
Merrill Lynch & Co	Common Stock	4,474
Metlife Inc	Common Stock	1,377,419
Metromedia Fiber Network Inc	Common Stock	1
Micromuse Inc	Common Stock	5,550
Microsoft Corp	Common Stock	4,984,208
Middleby Corp	Common Stock	7,666
Midway Games Inc	Common Stock	5,250
Milacron Inc	Common Stock	6,780
Millennium Pharm Inc	Common Stock	35,995
Mindspeed Technologies Inc	Common Stock	75
Minefinders Ltd Corp	Common Stock	6,860
Mirant Corp	Common Stock	35
Miravant Medical Technology	Common Stock	162
Mks Instruments Inc	Common Stock	7,179
Monarch Casino Resort Inc	Common Stock	1,703
Monarch Services Inc	Common Stock	16,520
Monsanto Co	Common Stock	1,889
Morgan St Dean Witter Discover & Co	Common Stock	19,432
Mothers Work Inc	Common Stock	13,616
Motorola Inc	Common Stock	971,861
Mpower Holding Corp	Common Stock	151
Multi Fineline Electronix Inc	Common Stock	21,487

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 9 of 30

Multiband Corp	Common Stock	1,610
Murphy Oil Corp	Common Stock	4,023
Nabors Industries Ltd	Common Stock	2,681,056
Nam Tai Electronics Inc	Common Stock	674
Nanogen Inc	Common Stock	34,393
Nara Bancorp Inc	Common Stock	4,254
Nasdaq 100 Tr Unit Ser 1	Common Stock	397,825
National City Corp	Common Stock	2,278,266
National Grid Group Plc	Common Stock	14,397
Navteq Corp	Common Stock	5,563
Nec Corp Adr	Common Stock	1,236
Neenah Paper Inc	Common Stock	196
Neoforma Inc	Common Stock	7,690
Netflix Com Inc	Common Stock	1,726
Network Appliance Corp	Common Stock	1,230,348
New Brunswick Scientific Co	Common Stock	1,290
New Centy Finl Corp	Common Stock	6,391
Newell Rubbermaid Inc	Common Stock	14,514
Nextel Comm Inc	Common Stock	45,105
Nii Hldgs Inc	Common Stock	7,545
Nike Inc Class B	Common Stock	1,814
Nissan Mtr Ltd Sponsored Adr	Common Stock	64
Nl Inds Inc	Common Stock	4,641
Nokia Corp Adr	Common Stock	59,170
Nordic American Tanker Shipping Ltd	Common Stock	3,905
Nordstrom Inc	Common Stock	5,047
Norfolk Southn Corp	Common Stock	1,709,362
Nortel Networks Corp	Common Stock	476,812
Northfield Laboratories Inc	Common Stock	226,718
Northgate Expl Ltd	Common Stock	18,700
Novagold Resources	Common Stock	13,950
Novamed Eyecare Inc	Common Stock	1,974
Novartis Ag Adr	Common Stock	27,140
Nps Pharmaceuticals Inc	Common Stock	54,840
Ns Group Inc	Common Stock	9,730
Ntl Inc	Common Stock	5,472
Nuveen Quality	Common Stock	161,280
Nve Corp	Common Stock	13,925
Nvidia Corp	Common Stock	10,720
O Reilly Automotive Inc	Common Stock	22,525
Occidental Pete Corp	Common Stock	2,360,138
Office Depot Inc	Common Stock	1,128,738
Om Group Inc	Common Stock	486
Omi Corporation	Common Stock	44,702
Omni Energy Svcs Crp	Common Stock	3,880
Omnicell Inc	Common Stock	4,950
Omnivision Technologies Inc	Common Stock	17,066
Oncolytics Biotech Inc	Common Stock	222,386
Onscreen Technologies Inc	Common Stock	380
Opentv Corp	Common Stock	672
Oplink Communication S Inc	Common Stock	5,910
Oracle Corporation	Common Stock	146,530
Orange 21 Inc	Common Stock	5,225
Orasure Technologies Inc	Common Stock	17,472
Orchid Biosciences Inc	Common Stock	460
Orezone Resources Inc	Common Stock	3,024
Oshkosh Truck Cl B	Common Stock	2,051
Overstock Com Inc	Common Stock	19,665
P F Changs China Bistro Inc	Common Stock	1,972
Paccar Inc	Common Stock	171
Pacific Rim Mining Corp	Common Stock	20,126
Pacific Sunwear Calif Inc	Common Stock	6,010
Pain Therapeutics Inc	Common Stock	7,210
Palmone Inc	Common Stock	118,723

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 10 of 30

Palmsource Inc	Common Stock	5,325
Pan American Silver Corp	Common Stock	3,596
Paradyne Networks Inc	Common Stock	5,385
Parallel Pete Corp	Common Stock	5,390
Parametric Tech Corp	Common Stock	5,890
Parker Drilling Co	Common Stock	1,179
Patina Oil & Gas Crp	Common Stock	15,132
Patterson Cos Inc	Common Stock	5,424
Paychex Inc	Common Stock	3,408
Pdi Inc	Common Stock	2,228
Pengrowth Energy	Common Stock	28,254
Penn Natl Gaming Inc	Common Stock	19,376
Pepsico Inc	Common Stock	1,601,321
Peregrine Pharmaceut Icals Inc	Common Stock	1,170
Perficient Inc	Common Stock	27,946
Petrofund Energy	Common Stock	456
Petrokazahstan Inc	Common Stock	7,420
Petroleo Brasileiro	Common Stock	995
Petroleum & Res Corp	Common Stock	6,718
Petroleum Dev Corp	Common Stock	11,571
Petsmart Inc	Common Stock	2,487
Pfizer Inc	Common Stock	2,472,261
Pharmaceutical Product Development Inc	Common Stock	4,129
Pharmos Corp	Common Stock	234
Physiometrix Inc	Common Stock	1,744
Pimco Corporate Opportunity Fund	Common Stock	5,486
Pioneer Drilling Co	Common Stock	2,018
Pixar Inc	Common Stock	12,499
Pmc-Sierra Inc	Common Stock	13,500
Point.360	Common Stock	5,794
Polaris Inds Inc	Common Stock	6,802
Portalplayer Inc	Common Stock	3,702
Powerwave Tech Inc	Common Stock	4,240
Precision Drilling Corp	Common Stock	2,512
Priceline Com Inc	Common Stock	3,916
Primewest Energy	Common Stock	27,057
Procter & Gamble Co	Common Stock	2,599,311
Protein Design	Common Stock	455
Provident Energy	Common Stock	9,678
Proxim Corp	Common Stock	2,290
Pulte Homes Inc	Common Stock	617,823
Putnam High Income Conv	Common Stock	20,100
Qlogic Corp	Common Stock	9,293
Qualcomm Inc	Common Stock	3,820,942
Quanex Corp	Common Stock	13,714
Quantum Corp Dlt & Storage	Common Stock	2,620
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	6,020
Quest Diagnostics Inc	Common Stock	7,166
Qwest Comm Intl Inc	Common Stock	1,843
Radioshack Corp	Common Stock	6,576
Radyne Comstream Inc	Common Stock	748
Rambus Inc	Common Stock	28,750
Rayonier Inc	Common Stock	3,473
Red Hat Inc	Common Stock	5,340
Redback Networks Inc	Common Stock	107
Redenvelope Inc	Common Stock	2,573
Renal Care Group Inc	Common Stock	5,399
Rent A Center Inc	Common Stock	15,900
Repligen Corp	Common Stock	1,008
Research In Motion Inc	Common Stock	1,115,760
Research In Motion Ltd	Common Stock	57,694
Reynolds Amern Inc	Common Stock	1,572
Rf Micro Devices Inc	Common Stock	4,959
Rita Med Sys Inc	Common Stock	7,740

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 11 of 30

Rite Aid Corp	Common Stock	15,617
Rockwell Intl Corp	Common Stock	19,820
Rockwell Medical Tech Inc	Common Stock	797
Rocky Shoes & Boots Inc	Common Stock	7,450
Rogers Corp	Common Stock	7,327
Ross Stores Inc	Common Stock	3,753
Royal Dutch Pete Co	Common Stock	1,219,036
Royal Dutch Petroleum Co	Common Stock	1,435
Royce Value Tr Inc	Common Stock	8,355
Rpm Inc	Common Stock	3,539
Rubicon Minerals Corp	Common Stock	1,020
S & P 500 Depository Receipt	Common Stock	193,996
Saba Software Inc	Common Stock	505
Safenet Inc	Common Stock	2,719
Safeway Inc	Common Stock	1,595,578
Sandisk Corp	Common Stock	118,108
Sangamo Biosciences Inc	Common Stock	36,600
Sanmina Corp	Common Stock	1,364
Sanofi-Synthelabo Adr	Common Stock	10,013
Sap Aktiengesellschaft	Common Stock	1,288,725
Sara Lee Corp	Common Stock	7,242
Sasol Ltd Spnsrd Adr	Common Stock	7,594
Sbc Communications	Common Stock	24,589
Schering Plough Corp	Common Stock	41,760
Schlumberger Ltd	Common Stock	198,468
Schnitzer Stl Inds	Common Stock	55,985
Schwab Charles Corp	Common Stock	848,926
Scripps E.W. Co Oh	Common Stock	1,674,526
Seagate Technology Holdings	Common Stock	7,772
Sears Roebuck & Co	Common Stock	6,889
Sector Spdr	Common Stock	40,324
Seebeyond Technology Corp	Common Stock	2,864
Seitel Inc	Common Stock	410
Sempra Energy	Common Stock	565,420
Serena Software Inc	Common Stock	4,322
Ship Finance International Limited	Common Stock	7,387
Shuffle Master	Common Stock	15,779
Siebel Systems Inc	Common Stock	24,232
Silicon Image Inc	Common Stock	6,584
Silicon Storage Tech Inc	Common Stock	5,950
Silver Standard Res Inc	Common Stock	4,231
Sina.Com	Common Stock	11,445
Sinopec Beijing Yanhua Petrochemical Co Ltd	Common Stock	2,337
Sirius Satellite Radio Inc	Common Stock	382,974
Skyworks Solutions Inc	Common Stock	1,150
Slm Corp	Common Stock	9,076
Smucker J M Co	Common Stock	99
Smurfit Stone Container Corp	Common Stock	1,332,698
Socket Comm Inc	Common Stock	3,000
Sohu.Com Inc	Common Stock	4,605
Solectron Corp	Common Stock	1,083,039
Sonicblue Inc	Common Stock	5
Sontra Med Corp	Common Stock	21,400
Sonus Networks Inc	Common Stock	19,482
Southern Co	Common Stock	3,352
Southwest Airlns Co	Common Stock	6,512
Southwestern Energy	Common Stock	10,138
Spacedev Inc	Common Stock	1,750
Spacehab Inc	Common Stock	959
Spectranetics Corp	Common Stock	15,289
Speedus.Com Inc	Common Stock	5,720
Spherix Inc	Common Stock	1,950
Sprint Corp	Common Stock	902,076
Spx Corp	Common Stock	1,643,571

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 12 of 30

Ss&C Tech Inc	Common Stock	9,127
St Jude Med Inc	Common Stock	2,976,653
St Paul Cos Inc	Common Stock	3,294
Starbucks Corp	Common Stock	1,589,803
Starcraft Corp	Common Stock	4,407
* State Street Corp	Common Stock	9,962
Stemcells Inc	Common Stock	2,115
Stericycle Inc	Common Stock	15,164
Stocker And Yale Inc	Common Stock	14,672
Stratex Networks Inc	Common Stock	452
Stratos Lightwave Inc	Common Stock	110
Streettracks Dow Jones Global Titans Index Fund	Common Stock	16,130
Stryker Corp	Common Stock	63,111
Sun Microsystems Inc	Common Stock	110,527
Suncor Energy Inc Frmly Suncor Inc	Common Stock	30,792
Suntrust Banks Inc	Common Stock	1,752,087
Superconductor Technologies Inc	Common Stock	11,259
Surebeam Corp	Common Stock	245
Sycamore Networks Inc	Common Stock	16,240
Symantec Corp	Common Stock	1,050,028
Symbol Tech Inc	Common Stock	2,943
Syngenta Ag Sponsored Adr	Common Stock	21,350
Synnex Corp	Common Stock	7,218
Sysco Corp	Common Stock	21,375
Taiwan Semicndctr Mfg Co Ltd	Common Stock	836,595
Talbots Inc	Common Stock	2,723
Talk Amer Hldgs Inc	Common Stock	2,648
Target Corp	Common Stock	3,716,419
Targeted Genetics Corp	Common Stock	8,680
Taser International Inc	Common Stock	229,589
Team Inc	Common Stock	622
Teamstaff Inc	Common Stock	1,010
Tech Data Corp	Common Stock	838,909
Tecumseh Prods Co	Common Stock	14,340
Telik Inc	Common Stock	3,828
Telkonet Inc	Common Stock	11,120
Tellabs Inc	Common Stock	1,494,900
Temple Inland	Common Stock	698
Tenet Healthcare Corp	Common Stock	4,447
Terayon Comm Sys	Common Stock	1,355
Teva Pharmaceutical Inds Ltd	Common Stock	1,776,249
Texas Instrs Inc	Common Stock	1,017,316
Textron Inc	Common Stock	3,128,465
The St Paul Travelers Cos Inc	Common Stock	754,071
Thermo Electron Corp	Common Stock	1,551,258
Third Wave Technologies Inc	Common Stock	8,600
Tikcro Technologies Lts	Common Stock	330
Time Warner Inc	Common Stock	4,441,309
Titan Pharm Inc	Common Stock	3,220
Tivo Inc	Common Stock	11,740
Tom Online Inc Spon Adr	Common Stock	6,867
Torchmark Inc	Common Stock	1,812,437
Tractor Supply Co	Common Stock	2,642
Transcanada Corp	Common Stock	2,487
Transmeta Corp	Common Stock	3,260
Transwitch Corp	Common Stock	12,320
Travelzoo Inc	Common Stock	9,543
Tribune Co	Common Stock	4,214
Trimedyne Inc	Common Stock	5,700
Triquint Semiconductor Inc	Common Stock	9,123
Trm Corp	Common Stock	14,238
Trw Automotive Hldgs Corp	Common Stock	184,090
Tvi Corp	Common Stock	2,225
Tyco Intl Ltd	Common Stock	3,167,429

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 13 of 30

Tyson Foods Inc	Common Stock	96,784
Ual Corp	Common Stock	1,107
Ugi Corp	Common Stock	8,561
Ultimate Electrs Inc	Common Stock	984
Ultra Petroleum Corp	Common Stock	2,407
Unilever N V	Common Stock	1,127,210
United Parcel Svc Inc	Common Stock	1,030,245
Unitedhealth Group Inc	Common Stock	3,414,084
Ununprovidnt Corp	Common Stock	735,679
Urban Outfitters Inc	Common Stock	13,320
Us Bancorp	Common Stock	1,939,072
Usurf America Inc	Common Stock	73
Utstarcom Inc	Common Stock	33,225
V F Corp	Common Stock	552,703
V I Technologies Inc	Common Stock	2,925
Va Linux Sys Inc	Common Stock	1,825
Valero Energy Corp	Common Stock	15,907
Varian Inc	Common Stock	1,230
Vasco Data Security Intl	Common Stock	6,620
Vaso Active Pharmaceuticals Inc	Common Stock	920
Vasogen Inc	Common Stock	3,465
Ventiv Health Inc	Common Stock	6,096
Verisign Inc	Common Stock	33,936
Veritas Dgc Inc	Common Stock	4,482
Verizon Communications	Common Stock	24,306
Versant Object Tech	Common Stock	2,880
Verticalnet Inc	Common Stock	8,050
Via Net Works Inc	Common Stock	10,200
Vintage Pete Inc	Common Stock	2,269
Viragen Inc	Common Stock	98
Viryanet Ltd	Common Stock	59
Visual Networks Inc	Common Stock	31,320
Vitesse Semiconductr Corp	Common Stock	3,530
Vsource Inc	Common Stock	2
Wachovia Corp	Common Stock	2,967,833
Wal Mart Stores Inc	Common Stock	444,831
Walgreen Company	Common Stock	39,936
Warnaco Group Inc	Common Stock	4,320
Washington Mutual Inc.	Common Stock	30,111
Waste Mgmt Inc	Common Stock	1,641,959
Watson Pharmaceuticals Inc	Common Stock	1,734,513
Wave Systems Corp Cl A	Common Stock	2,288
Webex Communications Inc	Common Stock	3,567
Wellpoint Inc	Common Stock	1,045,450
Wendys Intl Inc	Common Stock	7,852
Wesco International Inc	Common Stock	7,410
Westell Technologies Inc	Common Stock	6,800
Western Digital Corp	Common Stock	28,184
Western Silver Corp	Common Stock	4,520
Wheaton River Minerals Ltd	Common Stock	3,097
Wild Oats Markets Inc	Common Stock	881
Williams Cos Inc	Common Stock	4,887
Winn Dixie Stores	Common Stock	2,275
Wireless Facilities Inc	Common Stock	28,320
Wisconsin Energy Corp	Common Stock	29,979
Wright Med Group Inc	Common Stock	5,700
Wyndham Intl	Common Stock	3,808
Wynn Resorts Ltd	Common Stock	20,076
Xenova Group Plc	Common Stock	1,950
Xerox Corp	Common Stock	1,701
Xilinx Inc	Common Stock	40,203
Xm Satellite Radio Hldgs Inc	Common Stock	200,063
Xoma Ltd	Common Stock	2,538
Xto Energy Inc	Common Stock	29,656

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 14 of 30

Xybernaut Corp	Common Stock	42,189
Yahoo Inc	Common Stock	5,545,128
Yamana Gold Inc	Common Stock	3,020
Youthstream Media Networks Inc	Common Stock	390
Zebra Technologies Corp	Common Stock	44,321
Zhone Technologies Inc	Common Stock	712
Zi Corp	Common Stock	6,525
Zimmer Hldgs Inc	Common Stock	2,138,782
Zomax Optical Media Inc	Common Stock	4,110

Common Stock		$443,706,240

Fixed Income Securities:
Altria Group Inc	NT 5.625 11/04/2008	768,469
America Novil	Gtd SR NT 5.500 03/01/2014	150,966
Americredit Automobile	Ser 2004 Df Cl A4 3.430 07/06/2011	281,508
Axis Cap Hldgs Ltd	SR NT 5.750 12/01/2014	455,286
Bank New York Inc	SR Hldg Co NT 5.200 07/01/2007	532,998
Boeing Cap Corp	SR NT 5.650 05/15/2006	355,817
Bowater Inc	NT 6.500 06/15/2013	690,227
Capital Auto Receivables Asset	2004 2 Asset Backed NT Cl A 3 3.580 01/15/2009	782,810
Capital Auto Receivables Asset	Ser 2004 2 Asset Bkd NT Cl A4 3.750 07/15/2009	54,191
Capital One Bk	Tranche TR 00174 4.875 05/15/2008	1,037,849
Chesapeake Energy Corp	SR NT 6.875 01/15/2016	144,582
Chesapeake Energy Corp	SR NT 144A 6.375 06/15/2015	313,932
Cia Paranaense De Energia	Preferred Stock	447
* CitiGroup Inc	SR NT 3.375 04/01/2009	861,907
* CitiGroup Inc	Global SR NT 5.750 05/10/2006	295,247
Clear Channel Communications	SR NT 5.000 03/15/2012	976,618
Comcast Corp	NT 5.500 03/15/2011	729,435
Commercial Mtg Accep Corp	Ser 1998 C2 Cl A 2 6.030 09/15/2030	725,032
Community Program Ln	Ser 87 A BD Cl A4 4.500 10/01/2018	572,605
Continental Airls	Past Thru Ctf Ser 1997 4 6.900 01/02/2018	898,057
Continental Airls Pass Thru	Ser 1998 1Pass Thru Cuf Cl A 6.648 09/15/2017	113,395
Corning Inc	NT 6.200 03/15/2016	741,293
Cox Communications Inc New	NT 144A 5.450 12/15/2014	167,596
Cwabs Inc	2004 S1 Asset Bkd Ctf Cl A 3 4.615 2/25/2035	285,900
Cwabs Inc	2004 S1 Cl A2 3.872 03/25/2020	266,189
D R Horton Inc	NT 5.625 09/15/2014	98,343
D R Horton Inc	SR NT 6.125 01/15/2014	60,929
D R Horton Inc	SR NT 6.875 05/01/2013	373,532
Daimlerchrysler Auto Tr	2004 C Asset Backed NT Cl A 4 3.280 12/08/2009	527,204
Deere John Cap Corp	Global NT 3.900 01/15/2008	595,742
Deutsche Telekom Intl	Global NT 3.875 07/22/2008	590,521
Dominion Res Inc Del	NT 5.700 09/17/2012	521,937
Dominion Res Inc Va New	SR NT 2003 Serd 5.000 03/15/2013	133,914
Dow Chem Co	NT 6.000 10/01/2012	538,570
Du Pont E I De Nemours + Co	NT 4.125 04/30/2010	765,327
Eastman Chem Co	NT 3.250 06/15/2008	865,962
Enron Cap Res L P	Preferred Stock	2
Eop Oper Ltd Partnership	NT 6.800 01/15/2009	810,493
Erac Usa Fin Co	Gtd NT 144A 7.350 06/15/2008	462,890
Fed Hm Ln Pc Pool B11058	4.500 11/01/2018	1,266,840
Fed Hm Ln Pc Pool B12373	4.500 02/01/2019	2,194,649
Fed Hm Ln Pc Pool C48827	6.000 03/01/2031	99,677
Fed Hm Ln Pc Pool E01344	4.500 04/01/2018	1,495,984
Fed Hm Ln Pc Pool E01377	4.500 05/01/2018	1,050,977
Fed Hm Ln Pc Pool E01378	5.000 05/01/2018	1,589,678
Fed Hm Ln Pc Pool E01386	5.000 06/01/2018	1,422,834
Firstenergy Corp	NT Ser B 6.450 11/15/2011	856,919
Fnma Pool 254759	4.500 06/01/2018	1,968,957
Fnma Pool 255080	5.500 02/01/2019	584,816
Fnma Pool 323887	6.000 12/01/2013	328,757

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 15 of 30

Fnma Pool 581043	6.000 05/01/2016	141,334
Fnma Pool 615005	6.000 12/01/2016	188,658
Fnma Pool 641791	6.000 05/01/2017	187,987
Fnma Pool 725098	5.500 12/01/2018	1,624,868
Fnma Pool 743346	5.500 10/01/2018	1,557,578
Fnma Tba Jan 30 Single Fam	6.000 12/01/2019	1,100,707
Ford Mtr Co Del	Global Landmark Secs Globals 7.450 07/16/2031	793,245
General Elec Cap Corp Mtn	Tranche Tr 00665 3.750 12/15/2009	1,125,513
General Mtrs Accep Corp	NT 6.875 09/15/2011	1,222,514
Goldman Sachs Group Inc	SR NT 4.125 01/15/2008	1,347,691
Halliburton Co	SR NT Regs 5.500 10/15/2010	1,038,425
Hca Inc	NT 6.25Pct13 6.250 02/15/2013	1,193,452
Honda Auto Receivables	Asset Bkd NT Ser 2004 3 Cl A 3.280 02/18/2010	715,074
Household Fin Corp	NT 4.125 12/15/2008	1,138,420
International Business Machs	NT 4.250 09/15/2009	498,780
International Paper Co	NT 4.000 04/01/2010	966,573
Istar Finl Inc	SR NT 4.875 01/15/2009	500,352
J.P. Morgan Chase & Co	Global SR NT 3.625 05/1/2008	978,912
Kraft Foods Inc	NT 5.250 06/01/2007	689,357
Kroger Co	NT 5.500 02/01/2013	620,160
Lehman Bros Hldg	7.000 02/01/2008	996,393
Lubrizol Corp	SR NT 5.500 10/01/2014	381,808
Mbna Corp Sr Mtn	Tranche SR 00058 4.625 09/15/2008	1,101,465
Midamerican Energy Hldgs Co	SR NT 5.875 10/01/2012	522,349
Motorola Inc	NT 5.800 10/15/2008	156,712
National Rural Utils Coop Fin	Global NT 5.750 08/28/2009	1,053,759
Navistar Financial Corp Owner	Ser 2004 B Cl A4 3.530 10/15/2012	593,868
Nisource Fin Corp	SR NT 6.150 03/01/2013	935,166
Pacific Gas + Elec Co	1st Mtg BD 4.200 03/01/2011	779,836
Pemex Proj Fdg Master Tr	Gtd NT 6.125 08/15/2008	627,032
Penny J C Inc	Deb 7.125 11/15/2023	136,498
Pioneer Nat Res Co	SR NT 6.500 01/15/2008	264,203
Premcor Refng Group Inc	SR NT 6.750 02/01/2011	390,929
Qwest Corp	NT 144A 7.875 09/01/2011	390,441
Rogers Cable Inc	SR Secd 2nd Priority NT 144A 6.750 03/15/2015	252,020
Salton Sea Fdg Corp	SR Secd Ser F BD 7.475 11/30/2018	235,021
Sbc Communications Inc	Global NT 5.875 08/15/2012	265,515
Shaw Communications Inc	SR NT 7.500 11/20/2013	119,778
Simon Ppty Group Inc	NT 3.750 01/30/2009	679,194
Southern Ca Edison Co	NT 6.650 04/01/2029	661,127
Southwestern Pub Svc Co	NT Dtd 5.125 11/01/2006	243,107
Sprint Cap Corp	NT 6.875 11/15/2028	771,735
Telecom Italia Cap	Gtd SR NT Ser A 4.000 11/15/2008	736,596
Telus Corp	NT 7.500 06/01/2007	985,485
Texaco Cap Inc	GTDNT 7.090 02/01/2007	79,410
Time Warner Inc	Deb 6.625 05/15/2029	531,158
Transocean Sedco Forex Inc	NT 7.500 04/15/2031	928,329
Txu Corp	SR NT Ser P 144A 5.550 11/15/2014	73,455
Union Oil Co Ca	Gtd SR NT 5.050 10/01/2012	1,135,234
Union Pac Corp	NT 3.625 06/01/2010	616,670
United Mexican States	Tranche Tr 00012 4.625 10/08/2008	299,467
United Mexican Sts Mtn	Tranche Tr 00008 7.500 01/14/2012	391,303
United States Treas Bills	0.010 01/13/2005	1,064,250
United States Treas Nts	Inflation Index Bond 2.000 07/15/2014	762,175
United States Treas Nts	Inflation Indexed 3.375 01/15/2007	2,264,235
Usaa Auto Owner Tr	2004 3 Asset Backed NT Cl A 4 3.530 06/15/2011	873,442
Verizon Global Fdg Corp	NT 4.000 01/15/2008	497,045
Wellpoint Inc	NT 144A 3.750 12/14/2007	118,246
Wells Fargo & Co New	Global NT 3.500 04/04/2008	979,710
Wells Fargo & Co New	NT 3.125 04/01/2009	95,555
Weyerhaeuser Co	NT 6.750 03/15/2012	1,110,942
Wfs Finl 2004 4 Owner Tr	Auto Receivable Bkd NT Cl A3 2.980 09/17/2009	411,903
Wfs Finl 2004 4 Owner Tr	Auto Recvable SR 2004 4 C A4 3.440 05/17/2012	289,638
Xto Energy Inc	SR NT 4.900 02/01/2014	368,895

Fixed Income Securities		$75,208,509

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 16 of 30

Guaranteed Investment Contracts:

Cash & Cash Equivalents

ANZ Delaware Inc.	OTC MM1 Generic Cusip 2.015 2/14/2005	292,326
Barclays U S Fdg LLC	DTC MM1 Generic Cusip 2.425 03/15/2005	1,365,241
* Citigroup Global Mkts Hldgs In	Dtc MMI Generic ST Cusips 0.010 01/13/2005	1,395,072
Danske Corp Disc 3/A3 Ser A	DTC MM1 Generic St Cusip 2.440 03/23/2005	780,002
Dexia Delaware	DTC MM1 CP 2.360 03/03/2005	1,657,954
Federal Home LN BK Mtg Disc NTS	Disc Nts 0.010 03/15/2005	780,164
Federal Natl Mtg Assn	Disc Nts 0.010 01/24/2005	338,007
Federal Natl Mtg Assn	Disc NTS 0.010 02/16/2005	975,723
Federal Natl Mtg Assn Disc NTS	0.010 01/24/2005	195,015
General Elec Cap Corp Disc	DTC Generic CP Cusip 1.920 01/03/2005	196,193
General Elec Cap Corp Disc	DTC Generic CP Cusip 2.040 02/04/2005	1,656,562
HBOS Treas Svcs PLC	DTC MM1 Generic St IP 2.000 02/01/2005	487,290
HBOS Treas Svcs PLC	DTC MM1 Generic St IP 2.370 03/08/2005	195,048
* State Street Bank & Trust Co	Short-Term Investment Fund	14,565,591
SunTrust Bk Atlanta GA	DTC MMI Generics ST Cusip 4.415 06/15/2009	186,413
UBS Fin Del LLC	DTC MM1 Generic Cusip 2.030 02/22/2005	1,948,299
UBS Fin Del LLC	DTC MM1 Generic Cusip 2.200 01/03/2005	98,094
UBS Fin Del LLC	DTC MM1 Generic Cusip 2.410 03/15/2005	1,365,292
United States Treas Bills	0.010 05/05/2005	582,335

		29,060,621

Fixed Income Securities

Advanta Mtg LN TR	CTF CL A 4 7.750 10/25/2026	23,546
AID Inca Infrastructure	Fin Frn 1.000 03/26/2009	1,960,820
AIG SunAmerica Global Fing XII	SR NT 144A 5.300 05/30/2007	305,683
Albertsons Inc	NT 7.500 02/15/2011	164,765
Alcoa Inc	NT 7.375 08/01/2010	737,886
Allstate Life Global FDG II	Tranche SR 00002 4.250 09/10/2008	511,312
Altria Group Inc	NT 5.625 11/4/2008	1,019,659
Altria Group Inc	NT 7.000 11/04/2013	451,814
AMB Ppty LP	2008 NT 7.100 06/30/2008	2,153,716
Amerada Hess Corp	NT 6.650 08/15/2011	420,776
Amerada Hess Corp	NT 7.300 08/15/2031	394,034
American Gen Fin Corp Mtn	4.625 05/15/2009	499,194
American Gen Fin Corp MTN	Tranche TR 00389 2.750 06/15/2008	943,278
American Intl Group Inc	Global SR NT 2.875 05/15/2008	1,045,896
American Intl Group Inc	Global SR NT 2.875 05/15/2008	1,190,153
American Std Inc	Shelf 2 7.375 02/01/2008	263,649
Americredit Automobile Rec Tr	Ser 2004 Df Cl A4 3.430 07/06/2011	483,005
Ameriquest Mtg Secs Inc	Ser 2004 R4 Cl A2 1.000 06/25/2034	157,420
Amgen Inc	4.0 Pct 18Nov09 SR NT 144A 4.000 11/18/2009	880,266
Amoco Corp	Deb 6.500 08/01/2007	489,057
Amsouth Bk NA Birmingham AL	Sub NT Accredited Invs 4.850 04/01/2013	303,819
Amvescap Std Inc	SR NT 5.375 02/27/2013	425,645
Anheuser Busch Cos Inc	DEB 4.375 01/15/2013	213,043
AOL Time Warner Inc	6.150 05/1/2007	518,991
AOL Time Warner Inc	NT 6.750 04/15/2011	717,354
Appalachian Pwr Co	SR NT Ser H 5.950 05/15/2033	94,171
Aramark Svcs Inc	Gtd NT 7.000 07/15/2006	590,809
Aramark Svcs Inc	NT 6.375 02/15/2008	157,450
Aramark Svcs Inc	NT 7.000 05/01/2007	261,690
Archstone Smith Oper Tr	SR NT 5.625 08/15/2014	81,544
Archstone Smith Tr	SR NT 5.000 08/15/2007	378,167
Arden Rlty Ltd Partnership	Deb 5.200 09/01/2011	257,355
Arizona \Pub Svc Co	NT 6.500 03/01/2012	169,050

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 17 of 30

Asif Global FING XCIII	SR NT 144A 3.850 11/25/2007	310,233
Associates Corp North Amer	SR NT 6.250 11/01/2008	1,063,530
Assurant Inc	SR NT 5.625 03/01/2007	202,650
AT&T Wireless Svcs Inc	SR NT 8.750 03/01/2031	231,500
AT&T Wireless Svcs Inc	NT 7.500 05/01/2007	372,979
AT&T Wireless Svcs Inc	SR NT 7.875 03/01/2011	208,146
Avalonbay Cmntys	Tranche Tr 00006 5.000 08/01/2007	135,978
Axis Cap Hldgs Ltd	SR NT 5.750 12/01/2014	773,189
Badger TOB Asset Securitization	Asset Bkd 6.125 06/01/2027	273,203
Bank Amer Coml Mtg Inc	2004 1 Coml Mtg Pass Ctf Cl A 4.037 11/10/2039	436,634
Bank Amer Coml Mtg Inc	2004 1 Coml Mtg Pass Ctf Cl A 4.760 11/10/2039	612,592
Bank Amer Coml Mtg Inc	2004 3 Coml Mtg Pastr Ctf Cl A 1.000 06/10/2039	693,511
Bank Amer Coml Mtg Inc	2004 6 Coml Mtg Ctf Cl A 2 4.161 12/10/2042	549,694
Bank Amer Coml Mtg Inc	Ser 2004 4 Coml Mtg Ctf Cl A 4.128 07/10/2042	421,712
Bank Amer Corp	SR NT 3.875 01/15/2008	1,779,789
Bank Amer Corp	Sub NT 7.400 01/15/2011	681,905
Bank Boston NA MTN	6.375 03/25/2008	527,943
Bank of America	NT DTD 7.800 02/15/2010	716,079
Bank of America	SR NT 6.250 04/15/2012	162,533
Bank One Corp	7.875 08/01/2010	503,539
BB&T Corp	Sub NT 4.750 10/01/2012	419,092
Bear Stearns Coml Mtg Secs Inc	2003 Top 12 Pass Ctf Cl A 4.240 08/13/2039	424,202
Bear Stearns Coml Mtg Secs Inc	2004 PWR5 Mtg Ctf Cl A5 1.000 07/11/2042	654,700
Bear Stearns Cos Inc	Global NT 3.000 3/30/2005	979,093
Bear Stearns Cos Inc	Global NT 4.500 10/28/2010	262,224
BellSouth Corp	4.200 09/15/2009	172,144
Berkshire Hathaway Fin Corp	4.200 12/15/2010	268,076
BHP Billiton Fin USA Ltd	Gtd SR NT 4.800 04/15/2013	422,455
BMW Veh Owner Tr	2004 A Asset Bkd NT Cl A 4 3.320 02/25/2009	1,123,395
Boeing Cap Corp	SR NT 4.750 08/25/2008	152,208
Boeing Cap Corp	SR NT 4.750 08/25/2008	60,883
Boeing Cap Corp	SR NT 7.375 09/27/2010	373,281
Boeing Cap Corp	SR NT 6.500 02/15/2012	689,090
Bombardier Inc	NT 144A 6.300 05/01/2014	144,691
Boston Pptys Ltd Partnership	NT 5.000 06012015	162,648
Boston Pptys Ltd Partnership	SR NT 5.25 04.15.2015	131,470
British Sky Broadcasting Group	Gtd NT 6.875 02/23/2009	64,578
British Sky Broadcasting Group	USD NT 8.200 07/15/2009	1,020,680
British Telecommunications PLC	NT 1.000 12/15/2010	341,674
British Telecommunications PLC NT	PLC NT 1.000 12/15/2010	732,857
Burlington Norhtn Santa Fe Co	NT 7.875 04/15/2007	536,552
Burlington Res Fin Co	GTD NT 5.600 12/012006	723,339
Cabot Fin BV	NT 144A 5.250 09/01/2008	186,613
Cadbury Schweppes US Finance	GTD SR Note 144A 3.875 10/01/2008	439,451
Caesar’s Entertainment Inc	SR NT 144A 4.700 06/01/2009	166,668
Calwest Indl TR	2002 Calw Coml Mtg 144A CL A 6.127 02/15/2017	277,497
Capco Amer Securitization Corp	Coml Mtg Ctf 1998 D7 A 1B 6.260 10/15/2030	243,135
Capital Auto Receivables Asset	2003 2 Asset Backed NT Cl A3A 1.440 02/15/2007	749,399
Capital Auto Receivables Asset	2004 2 Asset Backed Nt Cl A 3 3.580 01/15/2009	1,327,756
Capital Auto Receivables Asset	Ser 2004 1 Asset Bkd NT Cl A 2.640 11/17/2008	538,965
Capital Auto Receivables Asset	Ser 2004 2 Asset Bkd Nt Cl A4 3.750 07/15/2009	93,148
Capital One BK	Tranche TR 00174 4.875 05/15/2008	2,116,019
Capital One Bk	Tranche TR 00174 4.875 05/15/2008	216,640
Capital One Prime Auto	2004 1 Nt Cl A 3 2.020 11/15/2007	170,020
Carnival Corp	Gtd SR NT 3.750 11/15/2007	245,569
Carolina Power + Lt Co	NT 6.500 07/15/2012	707,362
Carolina Pwr + Lt Co	NT 6.500 07/15/2012	223,091
Centex Home Equity Ln Tr	2003 C Asset Bkd Ctf Cl AV 1.000 09/25/2033	189,507
Chase Coml Mtg Secs Corp	1996 1 MTG CTF CL E 7.600 07/18/2028	360,619
Chase Coml Mtg Secs Corp	1997 1 Mtg Passthru Ctf Cl D 7.370 06/19/2029	423,186
Chase Coml Mtg Secs Corp	1997 2 Mtg Passthru Ctf Cl C 6.600 12/19/2029	368,825
Chase Manhattan Auto Owner	2003 A Asset Bkd NT Cl A3 1.520 05/15/2007	768,946
Chase Manhattan Corp New	6.000 11/01/2005	1,004,316
Chec Ln Tr	2004 2 Asset Bkd Ctf A1 1.000 01/25/2025	413,223

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 18 of 30

Chevrontexaco Cap Co	Gtd NT 3.500 09/17/2007	763,743
Chevy Chase Bk FSB	Sub Deb 6.875 12/01/2013	202,601
Cincinnati Financial Corp	SR NT 144A 6.125 11/01/2034	394,404
CIT Group Inc Mtn	Tranche SR 00079 1.000 05/18/2007	186,414
CIT Group Inc Reorganized	SR NT DTD 11/08/2003 3.875 11/03/2008	2,043,843
* Citibank Cr Card Issuance TR	2003 A 6 CL A6 NT 2.900 05/17/2010	1,146,991
* Citibank Cr Card Issuance TR	2003 A2 Cl A2 NT 2.700 01/15/2008	1,103,734
* Citibank Cr Card Issuance TR	2003 A3 NT CL 2003 A3 3.100 03/10/2010	1,156,557
* Citibank Cr Card Issuance TR	2004 A8 NT 4.900 12/12/2016	780,288
* CitiGroup Inc	Global SR NT 1.000 06/09/2009	171,957
* CitiGroup Inc	Global Sub NT 5.625 08/27/2012	485,848
* CitiGroup Inc	Sub NT 144A 5.000 09/15/2014	1,186,967
City Natl Corp	SR NT 5.125 02/15/2013	356,741
Clear Channel Communications	Global NT 4.250 05/15/2009	437,036
Clorox Co	SR NT 144A 4.200 01/05/2010	544,574
Coastal Corp	NT DTD 7.750 06/15/2010	410,108
Coca Cola Enterprises Inc	8.500 01FEB22 8.500 02/01/2022	163,524
Coca Cola Enterprises Inc	Deb 6.750 01/15/2038	143,446
Comcast Cable Comm Inc	SR NT 6.875 06/15/2009	555,885
Comcast Cable Communications	Exchanged NT 8.375 05/01/2007	487,683
Comcast Corp	NT 7.050 03/15/2033	312,569
Comcast Corp	NT 5.500 03/15/2011	1,622,904
ComEd Transitional Funding Trust	Ser 1998 1 NT CL A 6 5.630 06/25/2009	2,230,180
ComEd Transitional Funding Trust	Ser 1998 NT CL A 7 5.740 12/25/2010	719,040
Community Program LN TR 1987 A	Ser 87 A Bd Cl A4 4.500 10/01/2018	1,272,620
Connecticut RRB SPL Purp TR	CL&P CTF CL A5 6.210 12/30/2011	429,220
Conoco Fdg Co	NT 6.350 10/15/2011	815,852
Consumers Energy Co	1st Mtg Bd Ser C	133,748
Consumers Energy Co	1st Mtg BD SER D 5.375 04/15/2013	314,548
Consumers Energy Co	SR NT DTD 6.250 09/15/2006	220,235
Countrywide FDB Corp Mtn	Tranche TR 00304 3.250 05/21/2008	2,206,541
Countrywide Fdg Corp	Tranche Tr 00313 4.000 03/22/2032	925,287
Countrywide Fdg Corp Mtn	Tranche Tr 00313 4.000 03/22/2011	324,327
Credit Suisse First Boston Mtg	2001 CF2 MTG Passthru CTF CL A 6.505 02/15/2034	641,034
Credit Suisse First Boston Mtg	2002 HE4 CF2 MTG Passthru CTF CL A 6.505 02/15/2034	151,446
Credit Suisse First Boston Mtg	2003 CK2 Coml Mtg Cft Cl A 2 3.861 03/15/2036	362,649
Credit Suisse First Boston Mtg	2004 5 Coml Mtg Ctf Cl A 2 1.000 12/19/2033	466,010
Credit Suisse First Boston USA	NT 5.500 08/15/2013	277,391
Credit Suisse First Boston USA	NT 5.750 04/15/2007	1,028,365
CSX Corp	NT 6.250 10/15/2008	148,095
CSX Corp	SR NT 6.750 03/15/2011	411,808
CVS Corp	NT 4.000 09/15/2009	151,359
CWABS Inc	2004 14 Asset Bkd Ctf Cl A 1 1.000 09/25/2022	637,828
CWABS Inc	2004 S1 Asset Bkd Ctf Cl A 3 4.615 02/25/2035	490,542
CWABS Inc	2004 S1 Cl A2 3.875 03/25/2020	446,403
CWMBS Inc	2003 49 CHL MTG CTF A 1 1.000 12/19/2033	181,458
D R Horton Inc	SR NT 8.500 04/15/2012	120,334
Daimler Chrysler Holdings	NT 8.500 01/18/2031	232,914
Daimlerchrysler Auto Tr	2003B NT CL A4 2.850 03/09/2009	222,837
Daimlerchrysler Auto Tr	SER 2004 B CL A4	741,672
Daimlerchrysler Auto Tr	Ser 2004 Cl A4 2.580 04/08/2009	534,114
Deere John Cap Corp	Global NT 3.900 01/15/2008	1,185,709
Deluxe Corp	NT 144A 3.500 10/01/2007	184,012
Deutsch Telekom Intl Fin B V	Global NT 5.250 07/22/2013	267,435
Deutsche Augleichsbank	1.85 Pct 20Sep10	2,563,743
Deutsche Mtg Secs Inc Mtg Tr	2004 4 Mtg Pass Cl I A 1 1.000 04/25/2034	183,017
Deutsche Telekom Intl	Gtd NT 1.000 06/15/2010	403,264
Deutsche Telekom Intl Fin BV	Gtd NT 1.000 06/15/2030	330,360
Diabeo Fin BV	NT 3.000 12/15/2008	583,681
Diageo Cap PLC	Global NT 3.375 03/20/2008	435,437
Diageo Fin BV	NT 3.000 12/15/2006	296,215
DJL Coml Corp	Coml Mtg Passthru Ctf 1999 CG 6.080 03/10/2032	232,426
DLJ Coml Mtg Corp	2025 Coml Mtg Ctf 98 CF2 A1B 6.240 11/12/2031	755,224
DLJ Coml Mtg Corp	Coml Mtg Ctf 1998 CF2 B 1 1.000 11/12/2031	160,487

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 19 of 30

Dominion Res Inc Del	SR NT Ser F 5.250 08/01/2033	378,414
Dominion Res Inc Del	SR NT Ser G 3.660 11/15/2006	73,710
Domtar Inc	NT 5.375 12/01/2013	228,271
Donaldson Lufkin & Jenrette Inc	2005 SR NT 5.875 11/01/2005	836,868
Donnelley R R & Sons Co	SR NT 3.750 04/01/2009	168,718
Donnelley R R & Sons Co	SR NT 4.950 04/01/2014	615,410
Donohue Fst Prods Inc	SR NT 7.625 05/15/2007	311,023
Dow Chem Co	Global NT 5.750 12/15/2008	365,753
Duke Cap Corp	SR NT 8.000 10/01/2019	257,419
Duke Rlty Corp	NT 5.875 08/15/2012	258,928
Duke Rlty Ltd Partnership	Med Tern NT 3.500 11/01/2007	122,276
Duke Weeks Rlty Ltd Prtnshp	Ser NT 7.750 11/15/2009	308,839
Duke Weks Realty Corp	NT 6.950 03/15/2011	109,607
Eastman Chem Co	NT 3.250 06/15/2008	1,532,026
EOP Oper Ltd Partnership	Gtd NT 7.000 07/15/2011	492,371
EOP Oper Ltd Partnership	Gtd NT 4.650 10/01/2010	98,560
EOP Oper Ltd Partnership	NT 6.800 10/01/2008	1,505,587
Equity One ABS Inc	2004 3 Mtg Passthru Ctf Cl AF 1.000 07/25/2034	258,006
ERAC USA Fin Co	GTD NT 144A 7.350 06/15/2008	1,083,875
ERAC USA Fin Co	NT 144A 3C7 7.950 0512/15/2009	250,637
ERP Oper Ltd Partnership	NT 6.625 03/15/2012	191,512
ERP Oper Ltd Partnership	SR NT 4.750 06/15/2009	140,254
Exxon Capital Corp	6 1/8 BDS 8SEP2008 USD1000 6.125 09/08/2008	396,260
Fairfax Cnty VA	Ref + Pub Impt Ser A 5.250 04/01/2013	668,131
Fed HM LN PC Pool B16497	5.500 09/01/2019	1,003,929
Fed HM LN PC Pool E01341	5.500 3/01/2018	538,830
Fed HM LN PC Pool E01343	5.000 4/01/2018	1,516,599
Fed HM LN PC Pool E01345	5.500 4/01/2018	1,754,545
Fed HM LN PC Pool E01377	4.500 5/01/2018	2,630,318
Fed Hm Ln PC Pool M90952	4.000 10/01/2009	193,400
Fed Hm Ln PC Pool M90954	4.000 11/01/2009	490,487
Fed Home Ln Mtge Corp	Deb DTD 06 04 2004 4.250 07/15/2009	1,167,862
Federal Farm CR Bks	2.375 10/02/2006	1,547,938
Federal Home LN Mtg Corp	Preassign 00249 6.000 7/15/2027	1,106,038
Federal Home LN MTG Corp	Preassign 00329 Ser T59 CL 1A 6.000 10/15/2032	878,927
Federal Home LN MTG Corp	Preassign 00329 Ser T59 CL 1A 7.500 10/25/2043	242,252
Federal Home Ln Mtg Corp	Preassign 00891 5.125 11/07/2013	1,364,287
Federal Home LN Mtg Corp	Ser 1819 Cl 1819 E 6.000 2/15/2011	2,695,848
Federal Home LN MTG Corp	Ser 2677 CL MJ 3.500 06/15/2017	7,302,775
Federal Home Ln Mtg Corp Mtn	Tranche Tr 00396 3.750 08/03/2007	1,709,462
Federal Home LN Mtg PC GTD	Ser 1404 FA 4.500 11/15/2007	299,606
Federal Home LN Mtg PC GTD	Ser 1629 Cl 1629 HA 3.500 12/15/2021	173,282
Federal Home LN Mtg PC GTD	Ser 1673 Cl 1673 H 6.000 11/16/2022	1,354,805
Federal Natl Mtg Assn	2003 92 BR 5.000 04/25/2014	986,354
Federal Natl Mtg Assn	Pfd Ser O 144A	111,234
Federal Natl Mtg Assn	Preassign 00361 3.250 06/28/2006	951,363
Federal Natl Mtg Assn	Preassign 00371 3.410 08/30/2007	2,635,197
Federal Natl Mtg Assn	Preassign 00387 3.550 11/16/2028	1,006,368
Federal Natl Mtg Assn	Preassign 00533/2002 T11 CL A 4.768 04/25/2012	677,727
Federal Natl Mtg Assn	Remic Tt 2002 T3 Cl A Prin on 5.139 12/25/2011	774,237
Federal Natl MTG Assn Disc Nts	0.010 03/16/2005	1,560,823
Federal Natl Mtg Assn Disc Nts	0.010 01/18/2005	1,788,655
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 01/05/2005	2,050,154
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 01/07/2005	1,271,246
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 02/23/2005	195,103
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 03/02/2005	487,702
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 03/09/2005	2,535,896
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 03/30/2005	779,996
Federal Natl MTG Assn Disc Nts	Disc Nts 0.010 04/15/2005	1,167,339
Federal Natl Mtg Assn Remic	PREASSIGN 00860 SER 2001 T6 A 5.703 05/25/2011	999,149
Federal Natl Mtg Assn Remic	PREASSIGN 00861 6.088 05/25/2011	1,022,347
FedEx Corp	NT 2.650 04/01/2007	350,741
Financement Que	NT 5.000 10/25/2012	197,582
Financing Corp	9.800 04/06/2018	1,501,258

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 20 of 30

Financing Corp CPN Fico Strips	Generic Int Pmt 0.010 04/06/2007	762,316
Financing Corp CPN Fico Strips	Ser 1 Int Pmt on 10 2018 0.010 11/11/2006	439,140
Financing Corp CPN Fico Strips	Ser 1 Int Pmt on 10 Pct 2018 0.010 05/11/2013	189,181
Financing Corp CPN Fico Strips	Ser 15 Int Pmt on 9.65 2019 0.010 03/07/2007	442,315
Financing Corp CPN Fico Strips	Ser 15 Int Pmt on 9.65 2019 0.010 09/07/2009	2,159,564
First Data Corporation	SR NT 5.625 11/01/2011	299,070
First Energy Corp	NT Ser B 6.450 11/15/2011	90,606
First Energy Corp	NT Ser C 7.375 11/15/2031	140,053
Firstbank PR	SUB CAP NT 7.625 12/20/2006	1,811,023
FirstEnergy Corp	NT Ser B 6.450 11/15/2011	1,598,936
FMR Corp	NT 144A 4.750 03/01/2013	762,041
FNMA Pool 125420	5.500 5/01/2011	58,803
FNMA Pool 254088	5.500 12/01/2016	312,243
FNMA Pool 254140	5.500 1/01/2017	883,362
FNMA Pool 254722	5.500 5/01/2018	1,780,782
FNMA Pool 254753	4.000 05/01/2010	670,092
FNMA Pool 313709	1.000 06/01/2007	264,482
FNMA Pool 323348	8.500 06/01/2012	93,873
FNMA Pool 343347	5.500 4/01/2011	442,055
FNMA Pool 386225	3.530 07/1/2010	532,036
FNMA Pool 386284	3.640 06/01/2010	471,482
FNMA Pool 412590	6.500 02/01/2028	150,279
FNMA Pool 415766	6.000 5/01/2028	386,696
FNMA Pool 446562	6.500 10/01/2028	67,485
FNMA Pool 456585	6.500 12/01/2028	41,986
FNMA Pool 456654	5.500 02/01/2014	215,889
FNMA Pool 479439	6.500 01/01/2029	15,033
FNMA Pool 480021	6.500 02/01/2029	4,436
FNMA Pool 499035	6.500 06/01/2029	2,122
FNMA Pool 545296	6.000 11/01/2016	542,008
FNMA Pool 545696	6.000 06/01/2022	1,428,426
FNMA Pool 545904	5.500 9/01/2017	1,558,022
FNMA Pool 555541	1.000 04/01/2033	972,370
FNMA Pool 623505	6.000 12/01/2011	1,383,317
FNMA Pool 627288	6.500 04/01/2032	477,240
FNMA Pool 645836	6.500 06/01/2032	162,833
FNMA Pool 687069	5.500 01/01/2013	1,434,769
FNMA Pool 720947	6.500 07/01/2033	514,663
FNMA Pool 722999	5.000 7/01/2018	3,254,113
FNMA Pool 725098	5.500 12/01/2018	3,078,130
FNMA Pool 725231	5.000 02/01/2034	2,532,150
FNMA Pool 743132	5.000 10/01/2018	3,410,534
FNMA TBA Jan 15 Single Fam	4.500 12/01/2099	6,228,249
FNMA TBA Jan 15 Single Fam	5.500 12/01/2099	4,520,744
FNMA TBA Jan 15 Single Fam	5.000 12/1/2099	996,450
FNMA TBA Jan 30 Single Fam	5.000 12/01/2099	5,872,951
FNMA TBA Jan 30 Single Fam	5.500 12/01/2099	16,097,704
FNMA TBA Jan 30 Single Fam	6.000 12/01/2099	9,635,213
FNMA TBA Jan 30 Single Fam	6.500 12/01/2099	10,245,290
FNMA TBA Jan 30 Single Fam	5.000 12/1/2100	9,244,911
FNMA TBA Jan 30 Single Fam	6.000 12/01/2099	289,056
Ford Cr Auto Owner Tr	2004 A NT Cl A 4 3.540 11/15/2008	318,035
Ford Cr Floorplan Master Ow Tr	Ser 2004 1 Asset Bk NT Cl A 1.000 07/15/2009	436,925
Ford Mtr Co Del	BD 6.375 02/01/2029	220,203
Ford Mtr Cr Co	5.700 01/15/2010	44,552
Ford Mtr Cr Co	CDT 5.800 01/12/2009	1,303,697
Ford Mtr Cr Co	Global Landmark Secs	541,442
Ford Mtr Cr Co	Global Landmark Secs 7.875 06/15/2010	216,192
Ford Mtr Cr Co	Global Landmark Secs Globls 7.250 10/25/2011	526,089
Ford Mtr Cr Co	Global Landmark Secs Globls 7.375 02/01/2011	486,405
Ford Mtr Cr Co	Global NT 5.625 10/01/2008	847,424
Ford Mtr Cr Co	Global NT 7.000 10/01/2013	161,218
Ford Mtr Cr Co	NT 7.200 06/15/2007	701,160
Fortune Brands Inc	NT 2.875 12/01/2006	165,228

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 21 of 30

Fosters Fin Corp	NT 144A 6.875 6/15/2011	527,072
France Telecom SA	NT 7.750 03/11/2011	234,076
France Telecom SA	NT 700.750 03/01/2011	733,599
Franklin Res Inc	SR NT 3.700 04/15/2008	438,992
Freddie Mac	Ser 2411 CL FJ 1.000 12/15/2029	197,345
Freescale Semiconductor Inc	SR NT 6.875 07/15/2011	99,964
GE Coml Mtg Corp	2004 C1 Coml Mtg Ctf CL A 2 3.915 11/10/2038	558,221
GE Coml Mtg Corp	Ser 2004 C3 Cl A4 5.189 07/10/2039	474,155
General Dynamics Corp	Global NT 4.500 08/15/2010	325,815
General Elec Cap Corp Mtn	Tranche Tr 00482 6.125 02/22/2011	521,234
General Elec Cap Corp Mtn	Tranche TR 00443 7.375 01/19/2010	478,171
General Elec Cap Corp Mtn	Tranche TR 00551 6.000 06/15/2012	676,044
General Elec Cap Corp Mtn	Tranche TR 00605 3.500 08/15/2007	1,958,271
General Elec Cap Corp Mtn	Tranche TR 00605 3.500 08/15/2007	680,499
General Elec Cap Corp Mtn	Tranche TR 00635 3.125 04/01/2009	394,439
General Elec Cap Corp Mtn	Tranche TR 00644 1.000 06/22/2007	1,084,732
General Mls Inc	NT 6.000 2/15/2012	874,167
General Motors Accep Corp Medium	Tranche Tr 00626 1.000 03/04/2005	589,939
General Mtrs Accep Corp	Global BD 7.250 03/02/2011	363,137
General Mtrs Accep Corp	Global NT 6.750 12/01/2014	353,686
General Mtrs Accep Corp	NT 6.150 04/05/2007	761,244
General Mtrs Accep Corp	NT 6.875 09/1/2011	698,784
General Mtrs Accep Corp	NT 6.875 09/15/2011	653,539
General Mtrs Accep Corp	SR NT 5.625 09/15/2006	1,177,387
General Mtrs Corp	7.125 07/15/2013	215,862
General Mtrs Corp	SR Deb 8.375 07/15/2033	344,456
Georgia Pac Corp	SR NT 8.000 01/15/2024	318,668
Georgia Pac Corp	SR NT 8.875 02/01/2010	274,027
Glencore Fdg LLC	Gtd NT 144A 6.000 04/15/2014	555,289
Glolden St Tob Securitization	Asset Bkd Ser A Cl 1 5.000 06/01/2021	231,672
GNMA I TBA Jan 30 Single Fam	5.000 12/15/2099	2,672,718
GNMA I TBA Jan 30 Single Fam	6.000 12/01/2099	1,473,750
Goldman Sachs Group Inc	NT 6.875 01/15/2011	349,515
Goldman Sachs Group Inc	SR NT 3.875 01/15/2009	234,935
Goldman Sachs Group Inc	SR NT 4.125 01/15/2008	2,483,627
Goldman Sachs Group Inc	SR NT 5.700 09/01/2012	218,401
Goldman Sachs Group Inc	SR NT 5.250 04/01/2013	511,638
Goldman Sachs Group Inc	SR NT 5.700 09/01/2012	757,894
Gov Natl Mtg Assn	2004 057 Remic Cl A 3.022 01/06/2019	259,516
Government Natl Mtg Assn	2003 088 Passthru Ctf Cl AC 2.914 06/16/2018	243,878
Government Natl Mtg Assn	2003 72 Remic Passthru Cl A 3.206 04/16/2018	414,021
Government Natl Mtg Assn	2004 012 Remic Pass Ctf Cl AC 3.110 01/16/2019	489,744
Government Natl Mtg Assn	2004 097 Remic Pssthr Ctf Cla 3.084 04/16/2022	358,029
Government Natl Mtg Assn	REMIC 2004 51 PASSTHRU CTF CL A 4.145 02/16/2018	966,607
Government Natl Mtg Assn	Remic Tr 2003 096 Cl B 3.607 08/16/2018	263,013
Government Natl Mtg Assn	Ser 2004 43 Cl A 2.822 12/16/2019	514,669
Government Natl Mtg Assn	Series 2003 48 Ctf Class AC 2.712 02/16/2020	692,319
Govt Natl MTG Assn Std Remic	Remic TR 1999 38 Sec Cl CB 6.750 5/16/2026	47,635
Green Tree Finl Corp	1999 2 MFD HSG SR Sub PA 6.080 12/01/2030	338,936
Greenwich Cap Coml Fdg Corp	2004 GG1 Coml Mtg Ctf CL A 5 4.883 06/10/2036	387,010
Greenwich Capital Commercial	Ser 2003 C1C0ml Mtg Ctf Cl A4 4.111 07/05/2035	430,767
Gvnmt Natl Mtg Assn Remic Mtg	2004 025 Remic Pass Ctf Cl AC 3.377 01/16/2023	96,486
Halliburton Co	SR NT Regs 5.500 10/15/2010	124,007
HBOS PLC	Tranche 00007 144A 1.000 12/29/2049	437,588
HCA Inc	NT 5.250 11/6/2008	1,480,256
Healthcare Rlty TR IN	SR NT 8.125 05/01/2011	331,450
Heinz HJ Co	Dealer Remarkable Secs 144A 1.000 12/01/2005	462,393
Honda Auto Receivables	Asset Bkd NT Ser 2004 3 Cl A 3.280 02/18/2010	1,006,901
Honda Auto Receivables	Ser 2003 4 Cl A 3 2.190 11/20/2006	243,455
Honda Auto Receivables 2002 1	NT Cl A4 4.220 04/16/2007	231,788
Hospira Inc	NT 5.900 06/15/2014	185,527
Household Fin Corp	NT 6.375 10/15/2011	780,153
Household Fin Corp	NT 6.500 11/15/2008	437,488
Household Fin Corp	NT 7.000 05/15/2012	224,083

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 22 of 30

Household Fin Corp	NT 4.125 12/15/2008	1,228,668
Huntington Natl Bank	Tranche Tr 00138 4.375 01/05/2010	246,108
Hutchinson Whampoa Intl 03 13 L	Gtd NT 144A 6.500 02/13/2013	370,072
Illinois EDL Facs Auth Revs	Univ Chicago Ser A 5.000 07/01/2033	1,000,831
Illinois Pwr Co	7.500 06/15/2009	443,595
Illinois St	Taxable Pension 5.100 06/01/2033	1,244,014
Illinoise Pwr SPL Purp TR	1998 1 Transitional Fdg Cl A 5.650 12/25/2010	1,089,046
Indianapolis Pwr + Lt Co	1st Mtg Bd 144A 6.600 01/01/2034	73,576
International Business Machs	Tranche Tr 00113 4.375 06/01/2009	84,843
International Flavors & Frag	NT 6.450 05/15/2006	198,946
International Paper Co	NT 3.800 04/01/2008	683,962
International Paper Co	NT 4.000 04/01/2010	1,250,455
International Paper Co	NT 5.300 04/01/2015	456,611
International Paper Co	NT 5.300 04/01/2015	208,453
International STL Group	SR NT 6.500 04/15/2014	242,018
IRS 3ML USD	SWPV41140/SWP041148 1.000 06/15/2006	(98,799)
IRS 3ML USD Swap	SWPV23171/SWP023179 1.000 06/15/2010	(314,369)
IRS 3ML USD Swap	SWPV23205/SWP023203 1.000 06/15/2010	(21,479)
IRS 3ML USD Swap	SWPV23346/SWP023344 1.000 06/15/2010	(96,654)
IRS 3ML USD Swap	SWPV41546/SWP041544 1.000 06/15/2010	(9,763)
IRS USD	SWP023310 5.000 06/15/2015	(103,294)
IRS USD	SWP023716 4.000 06/15/2007	16,569
IRS USD	SWP023740 6.000 06/15/2025	(493,321)
IRS USD	SWP023898 6.000 06/15/2025	(208,713)
IRS USD Swap	SWP0233401 5.000 06/15/2015	(10,329)
IRS USD Swap	SWP023518 5.000 06/15/2015	(103,294)
J P Morgan Chase Mtg Secs	2004 C1 Pass Ctf Cl A 2 4.302 01/15/2038	505,507
Jefferies Group Inc New	SR NT 5.500 03/15/2016	341,379
Jefferies Group Inc New	SR NT 7.750 03/15/2012	228,210
JP Morgan & Chase Co	Global Sub Hldg Co NT 5.125 09/05/2014	686,352
JP Morgan Chase	6.75 Pct 01Feb11 6.750 02/1/2011	826,648
JP Morgan Chase Coml Mtg Secs	2001 CIBC1 Mtb Passthru CL A3 6.260 3/15/2033	808,722
Keyspan Corp	NT 6.150 06/01/2006	459,628
Kraft Foods Inc	NT 4.000 10/01/2008	834,615
Kraft Foods Inc	NT 4.125 11/12/2009	565,936
Kraft Foods Inc	NT 5.250 06/01/2007	1,931,008
Kraft Foods Inc	NT 5.250 10/01/2013	368,441
Kroger Co	NT 8.050 02/01/2010	28,712
Kroger Co	SR Deb 8.000 09/15/2029	219,901
Kroger Co	SR NT Ser B 7.250 06/01/2009	247,265
L 3 Communications Corp	SR Sub NT 7.625 06/15/2012	172,285
Laboratory Corp Amer Hldgs	SR NT 5.500 02/01/2013	167,852
Lasmo USA Inc	Gtd NT 7.500 06/03/2006	312,365
LB UBS Coml Mtg Tr	2004 C7 Mtg Pass Ctf Cl A 2 3.992 10/15/2029	599,201
LB UBS Coml Mtg Tr	2004 C8 Coml Mtg Ctf Cl A2 4.201 12/15/2029	437,625
Lehman Bros Inc	NT 6.500 4/15/2008	741,212
Leucadia Natl Corp	SR NT 144A 7.000 08/15/2013	237,480
Lockheed Martin Corp	Deb 8.500 1/01/2029	366,725
Long Beach Mtg Ln Tr	Ser 2004 4 Cl IIA2 Asset Bkd 1.000 10/25/2034	716,220
Lubrizol Corp	SR NT 4.625 10/01/2009	235,106
Lubrizol Corp	SR NT 6.500 10/01/2034	344,734
Mach One 2004 1 LLC	Coml Mtg Passthru Ctf Cl A1 144A 3.890 05/28/2040	321,590
Massmutual Global FDB II Mtn	Tranche Tr 00016 144A 3.800 04/15/2009	145,844
May Dept Stores Co	SR NT 6.650 07/15/2024	462,522
May Dept Stores Co	SR NT 6.650 07/15/2024	283,900
MBNA Corp Sr Mtn	Tranche SR 00058 4.625 09/15/2008	1,494,718
MBNA Corp SR Mtn	Tranche SR 00058 4.625 09/15/2008	303,926
MeadWestvaco Corp	NT 6.800 11/15/2032	230,586
Merey Sweeny LP	SV BD 144A 8.850 12/18/2019	1,169,021
Merrill Lynch + Co Inc	Tranche TR 00355 3.700 4/21/2008	1,467,685
Merrill Lynch + Co Inc	Tranche Tr 00453 5.000 01/05/2015	166,137
Merrill Lynch Mtg Invs Inc	2004 Sl1 Mtg Ln Asset Bkd Cl 1.000 04/25/2035	144,128
Merrill Lynch Mtg TR	Ser 2004 Key2 Coml Mtg Cl A2 4.166 08/12/2039	347,005
Metlife Inc	NT 5 11/24/2013	221,715

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 23 of 30

Metlife Inc	SR NT 5.375 12/15/2012	101,741
MGM Grand Inc	SR Call BD 6.950 02/01/2005	152,454
MGM Mirage	SR NT 6.000 10/01/2009	100,565
Mid ST TR IV	Asset Backed NT 8.330 04/01/2030	1,235,341
Midamerican Energy Hldgs Co	SR NT 5.875 10/01/2012	150,747
MidAmerican Energy Hldgs Co	SR NT 3.5 5/15/2008	443,885
MidAmerican Fdg LLC	SR Secd NT 6.570 03/01/2011	489,955
Minnesota St	5.000 8/01/2012	548,113
Monongahela Pwr Co	1st Mtg BD 144A 6.700 06/15/2014	59,783
Morgan JP Coml Mtg Fin Corp	Mtg Passthru Ctf 97 C5 Cl A 2 7.088 09/15/2029	215,953
Morgan Stanley Cap I Inc	2004 TP13 Coml Mtg Pass Cl A2 3.940 09/13/2045	518,072
Morgan Stanley Cap I Inc	Coml Mtg Ctf 1998 HF1 Cl E 1.000 03/15/2030	538,543
Morgan Stanley Cap I Inc	Coml Mtg Ctf 1999 RM1 CL E 1.000 12/15/2031	514,551
Morgan Stanley Cap I Inc	Ser 2003 IQ6 Mtg Cl A 4 4.970 12/15/2041	329,293
Morgan Stanley Group Inc	5.800 04/01/2007	432,004
Morgan Stanley Group Inc	5.800 04/01/2007	282,830
Morgan Stanley Group Inc	Global NT 6.750 04/15/2011	506,212
Morgan Stanley Group Inc	Global NT 5.300 03/01/2013	538,582
Motorola Inc	8.000 11/01/2011	1,232,048
National City Bk	Tranche SB 00003 6.200 12/15/2011	307,400
National City Corp	Sub Deb 6.875 05/15/2019	112,120
National Westminster Bk PLC	Reset Sub NT 7.750 04/29/2049	805,170
Nationwide Mut Ins Co	Surplus NT 6.600 04/15/2034	304,499
Nationwide Mut Ins Co	Surplus NT 8.250 12/01/2031	254,635
Navistar Finl 2002 A Owner TR	Asset Bkd NT Cl A4 4.760 04/15/2009	1,789,738
Nevada Pwr Co	Gen + Ref Mtg NT Ser L 144A 5.875 01/15/2015	64,251
New York Life Global Fdg Mtn	Tanche TR 00002 144A 3.875 01/15/2009	761,637
New York St Environmental Facs	Revolving FDS 2nd Resolution 5.000 6/15/2033	303,737
News Amer Hldgs Inc	STD SR DEB 9.5 07.15.2010	290,810
News Amer Inc	BD 144A 5.300 12/15/2014	129,051
News Amer Inc	Gtd SR NT 4.750 03/15/2010	339,916
Niagara Mohawk Pwr Corp	SR NT Ser G 7.750 10/012008	275,936
Nisource Fin Corp	Gtd NT 7.875 11/15/2010	230,677
Nisource Fin Corp	Gtd NT 7.875 11/15/2010	374,850
Nissan Auto Receivables	SER 2003 C NT CL A5 3.210 03/16/2009	92,532
Nordea Bk Sweden A B	Sub NT 144A 5.250 11/30/2012	650,173
Norfolk Southn Corp	SR NT 6.750 02/15/2011	160,326
Northern Rock PLC Medium Term	Tranche SR 00021 5.600 04/30/2049	212,730
Northrop Grumman Corp	NT 7.125 02/15/2011	174,522
NWA TR	No 1 SR Aircraft NT Cl A 8.260 3/10/2006	180,705
NWA TR	No 1 SR Aircraft NT Cl B 9.360 03/10/2006	114,323
Pacific Gas & Elec Co	1st Mtg BD 1.000 04/03/2006	607,813
Pacific Gas & Electric Co	1st Mtg BD 4.200 03/01/2011	266,906
Pacific Gas + Elec Co	1st Mtg BD 3.600 03/01/2009	173,669
Pacific Gas + Electric	1st Mtg Bd 4.800 03/01/2014	395,961
Park Placr Ent	NT 8.500 11/15/2006	116,827
PC Financial Partnership	Gtd SR NT 5.000 11/15/2014	439,880
Pearson DLR Fin PLC	Gtd SR NT 144A 4.700 06/01/2009	299,987
Pemex Proj FDG Master TR	GTD NT 144A 6.125 08/15/2008	1,247,985
Pepco Hldgs Inc	NT 5.500 08/15/2007	51,014
Phillips Pete Co	Deb 6.650 07/15/2018	168,636
Pioneer Nat Res Co	SR NT 6.500 01/15/2008	1,577,535
Potash Corp Sask Inc	NT 4.875 03/01/2013	320,507
Praxair Inc	NT 6.375 04/01/2012	465,524
Prdential Finl Inc	Tranche Tr 00005 5.100 09/20/2014	369,683
Private Expt Fdg Corp	Secd NT Ser M 5.340 03/15/2006	367,573
PSE&G Transition FDG LLC	2001 1 Transition BD CL A5 6.450 03/15/2013	1,101,731
Public Svc Co Colo	1st Coll TR BD Ser 14 4.375 10/01/2008	159,176
Public Svc Co Colo	1st Coll Tr Bd Ser No 8 7.785 10/01/2012	178,270
Rabobank Cap Fdg III Tr	Gtd Tr Pfd Secs 144A 1.000 12/29/2049	541,562
Railcar Leasing LLC	SR Secd NT CL A1 144A 6.750 07/15/2006	595,543
Raytheon Co	DEB 6.000 12/15/2010	135,889
Raytheon Co	NT 5.500 11/15/2012	129,483
Raytheon Co	NT 6.750 08/15/2007	107,811

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 24 of 30

Regions Finl Corp	Sub NT 6.375 05/15/2012	243,370
Renaissance Equity Ln Tr	2004 3 Home Ln Eqty CL AV 2A 1.000 11/25/2034	3,147,036
Residential Asset Mtg Prods	2004 RS2 Ctf Cl AII 1.000 01/25/2024	132,858
Residential Asset Mtg Prods In	Ser 2004 RS6 Cl AI1 1.000 08/25/2022	166,645
Residential Asset Mtg Prods Inc	2004 SP1 Ln Bkd Ctf Cl AI 1 1.000 06/25/2013	153,191
Residential Asset Mtg Prodsinc	2004 RS12 Mtg Ctf A II 1 1.000 05/25/2027	819,235
Residential Asset Sec Mtg Pass	2004 KS10 Home Equity Cl AI1 1.000 10/25/2013	348,509
Residential Asset Sec Mtg Pass	2004 KS7 Mtg Ctf Cl AI 1 1.000 10/25/2021	210,033
Residential Asset Sec Mtg Pass	Ser 2002 KS7 Ctf Cl A II 1.000 11/25/2032	261,088
Residential Fdg Mtg Secs II IN	Ser 2003 K23 Cl A2 1.000 05/25/2033	336,293
Residential Fdg Mtg Secs Inc	2004 HS2 Ln Bkd Nt Cl AI 1 1.000 12/25/2018	222,891
Rogers Wireless Inc	SR Secd NT 144A 7.250 12/15/2012	77,999
Rogers Wireless Inc	SR Secd NT 144A 7.500 03/15/2015	25,877
Royal BK Scotland Group PLC	Global NT 5.000 10/01/2014	584,710
Royal Caribbean Cruises Ltd	SR NT 8.750 02/02/2011	243,379
RPM Intl Inc (formerly RPM Inc)	SR NT 6.250 1012/15/2013	326,580
Russell Frank Co	Gtd NT 144A 5.625 01/15/2009	1,042,293
Sacramento Cnty CA Pension Fdg	Cars Taxable SR C1 0.010 07/10/2030	418,104
Safeway Inc	NT 4.950 08/16/2010	229,710
Safeway Inc	NT 5.8 08/15/2012	233,037
Safeway Inc	NT 6.150 03/01/2006	389,615
Sapi Papier Hldg AG	Gtd NT 144A 6.750 06/15/2012	267,082
Saxon Asset Secs Tr	2002 2 Mtg Ln Ast Bk Ctf Clav 1.000 08/25/2032	80,854
SBC Communications Inc	Global NT 5.100 09/15/2014	302,023
SBC Communications Inc	Global NT 5.625 06/15/2016	50,677
SBC Communications Inc	Global NT 5.625 06/15/2016	278,725
SBC Communications Inc	Global NT 4.125 09/15/2009	166,419
Simon Ppty Group LP	NT 144A 4.875 08/15/2010	390,014
SLM Corp	Tranche 000031 5.000 10/01/2013	779,911
Small Business Admin	Deb Ser 1999 2D K 7.060 11/01/2019	588,829
Small Business Admin	Deb Ser 1999 2D L 7.190 12/01/2019	1,044,330
South Africa Rep	NT 8.500 06/23/2017	2,708,873
Southern CA Edison Co	1st + Ref Mtg Ser 2004 F 4.650 04/01/2015	206,936
Southern CA Edison Co	1st Mtg BD Ser 2003B 8.000 02/15/2007	411,342
Southtrust Corp	Sub NT 5.800 06/15/2014	124,676
Speciality Underwriting + Resid	2004 BC4 Mtg Ctf A2A 1.000 10/25/2035	671,752
Sprint Cap Corp	6.375 05/01/2009	740,538
Sprint Cap Corp	7.625 01/30/2011	398,692
Sprint Cap Corp	Gtd NT 6.000 01/15/2007	359,393
Sprint Cap Corp	NT 6.875 11/15/2028	537,059
Sprint Cap Corp	NT 8.750 03/15/2032	941,152
Sprint Cap Corp	NT 8.375 03/15/2012	173,296
St George Bk Ltd	Sub NT 144A 5.300 10/15/2015	194,796
Station Casinos Inc	SR NT 6.000 04/01/2012	219,894
Suprior Whsl Inventory Fing	2004 A 9 Bkd Term NT Cl A 1.000 05/15/2009	623,592
Swap Option 3MO Libor	Sep 4 Call 0.000 9/23/2005	(16,615)
Swap Option 3MO Libor 7	Sep. 7 Put 0.000 9/23/2005	(777)
Swap Option 3MO Libor P032097	Jan 4.0 Call 0.000 1/7/2005	(3)
TCI Communications Inc	DEB 7.875 02/15/2026	90,363
Teck Cominco Ltd	NT 7.000 09/15/2012	266,424
Telecom Italia Cap	Gtd SR Global NT 144B 4.000 01/15/2010	533,897
Telecom Italia Cap	Gtd SR Global NT SER B 5.250 11/15/2013	361,953
Telecom Italia Cap	Gtd SR NT SER A 4.000 11/15/2008	1,270,578
Telecom Italia Cap	Gts SR NT SER A 4.000 11/15/2008	585,447
Telekom Malaysia Berhad	Deb 144A 7.875 08/01/2025	2,562,528
Texas Eastn Transmission Corp	NT 7.3 12/1/2010	503,164
TIAA Global Mkts Inc	NT 144A 3.875 01/22/2008	982,299
Time Warner Entmt Co LP	SR Deb 7.250 09/01/2008	1,068,207
Time Warner Inc	DEB 6.625 5/15/2029	845,100
Time Warner Inc	NT 6.875 05/01/2012	553,090
Tobacco Settlement Fing Corp	Asset Bkd Ser B 5.875 5/15/2039	265,815
Tobacco Settlement Rev Mgmt AU Ser B	Ser B 6.375 5/1/2028	287,131
Tosco Corp	NT 7.250 01/01/2007	450,052
TXU Australia Hldgs Pty Ltd	Gtd SR NT 144A 6.150 11/15/2013	95,381

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 25 of 30

TXU Corp	SR NT Ser Q 144A 6.500 11/15/2024	280,086
TXU Energy Co LLC	SR NT Fltg Rate 144A 1.000 01/17/2006	295,142
Tyco Intl Group S A	Gtd NT 6.750 02/15/2011	468,207
Tyco Intl Group S A	SR NT 6.375 10/15/2011	509,109
U S Bk Natl Assn Minneapolis	6.375 08/01/2011	654,515
UFJ Fin Aruba A E C	Gtd NT 6.750 07/15/2013	792,666
Union Oil Co CA	Gtd SR NT 5.050 10/01/2012	1,506,307
Union Pac Corp	NT 3.625 06/01/2010	127,457
Union Pac Corp	NT 3.875 02/15/2009	389,622
Union Pac Corp	NT 6.625 2/1/2008	716,161
Union Planters Corp	SR NT 4.375 12/01/2010	318,292
Union Planters Corp	Sub NT 7.750 03/01/2011	522,734
United Airls Pass Thru Trs	Pass Thru CTF Ser 1995 A2 9.560 10/19/2018	306,139
United Mexican Sts	Tranche TR 00012 4.525 10/08/2008	804,540
United Mexican Sts Mtn	Tranche TR 00008 7.500 01/14/2012	745,435
United States Treas Bds	6.250 05/15/2030	10,375,304
United States Treas Bds	12.750 11/15/2010	1,048,095
United States Treas Bds	6.125 08/15/2029	235,856
United States Treas Bds	Dtd 2/15/85 11.250 02/15/2015	2,474,736
United States Treas Bds	Dtd 8/15/83 8/15/13 08 12.000 08/15/2013	7,005,345
United States Treas Bds Strp Prn	Stripped Prin Pmt 10.75 0.010 08/15/2005	7,539,046
United States Treas Bills	0.010 01/13/2005	279,483
United States Treas Bills	0.010 01/06/2005	15,594,201
United States Treas Bills	0.010 01/20/2005	20,380,415
United States Treas Bills	0.010 02/17/2005	17,098,783
United States Treas Bills	0.010 03/10/2005	15,293,498
United States Treas Bills	0.010 3/03/2005	975,897
United States Treas Bills	0.010 3/17/2005	243,919
United States Treas Nts	1.625 01/31/2005	4,399,637
United States Treas Nts	1.625 03/31/2005	2,811,416
United States Treas Nts	2.000 05/15/02006	8,512,613
United States Treas Nts	2.000 07/15/2014	2,188,320
United States Treas Nts	2.500 09/30/2006	3,355,643
United States Treas Nts	3.000 07/15/2012	3,405,327
United States Treas Nts	4.250 08/15/2013	1,849,172
United States Treas Nts	00042 3.375 12/15/2008	8,019,730
United States Treas Nts	1.625 04/30/2005	2,740,376
United States Treas Nts	4.875 02/15/2012	829,598
United States Treas Nts	DTD 00865 6.500 02/15/2010	2,999,088
United States Treas Nts	DYD 00039 3.375 11/15/2008	2,935,428
United States Treas Nts	Inflation Index Bond 2.000 07/15/2014	307,492
United States Treas Nts	Inflation Index Bond 2.000 07/15/2014	1,296,592
United States Treas Nts	Inflation Indexed 3.375 01/15/2007	1,439,583
United States Treas Nts	Inflation Indexed 3.625 1/15/2008	126,260
United States Treas Nts	Inflation Indexed 4.250 1/15/2010	516,434
United States Treas Nts	Inflation Indexed NT 3.500 01/15/2011	244,393
Univision Communications Inc	SR NT 7.850 07/15/2011	410,940
UPM Kymmene Corp	Global Med Term NT 2014 144A 5.625 12/01/2014	168,844
US Bk Natl Assn Minneapolis	6.375 08/01/2011	435,834
US Dept Veteran Affairs Remic	Vendee Mtg Tr 2002 3 Cl J 6.000 04/15/2009	602,549
USA Waste Svcs Inc	7.000 07/15/2028	99,594
USAA Auto Owner Tr	2004 3 Asset Backed NT Cl A 1 2.336 11/15/2005	486,625
Valero Energy Corp New	NT 6.875 04/15/2012	350,541
Verizon Global FDG Corp	BD 6.875 06/15/2012	546,488
Verizon Global Fdg Corp	NT 7.750 06/15/2032	214,223
Verizon Global Fdg Corp	NT 4.000 01/15/2008	2,077,472
Verizon Global Fdg Corp	NT 4.375 06/01/2013	640,537
Verizon Global FDG Corp	NT 7.250 12/01/2010	364,531
Verizon Wireless Cap LLC	NT 5.375 12/15/2006	532,857
Vodafone Airtouch PLC	NT 7.750 02/15/2010	193,553
Vodafone Airtouch PLC	NT 7.750 2/15/2010	1,070,712
Wachovia Corp 2nd New	NT 3.500 08/15/2008	524,505
Wachovia Corp 2nd New	NT 4.875 02/15/2014	816,514
WAMU Mtg Pass Through CTFS	2004 AR10 Passthru Ctf Cl A2C	365,316

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 26 of 30

WAMU Mtg	2003 AR10 Ctf Cl A 6 1.000 10/25/2033	486,485
WAMU Mtg Pass Through CTFS	2004 AR9 Mtg Ctf Cl A 7 1.000 08/25/2034	333,844
Washington Mut Inc	Sub NT 4.625 04/01/2014	853,583
Waste Mgmt Inc Del	SR NT 6.875 05/15/2009	548,965
Waste Mgmt Inc Del	SR NT 7.375 05/15/2029	40,340
Waste Mgmt Inc Del	SR NT 7.375 08/01/2010	112,461
Wellpoint Inc	NT 144A 3.750 12/14/2007	84,332
Wells Fargo & Co New	Global NT 5.125 2/15/2007	213,158
Wells Fargo & Co New	Sub Global NT 6.375 08/01/2011	282,423
Wells Fargo & Co New	Sub NT 5.000 11/15/2014	545,767
Wells Fargo + Co New	Global New 3.500 04/04/2008	1,169,954
Wells Fargo + Co New	NT 4.200 01/15/2010	206,873
Wells Fargo BK N A	NT DTD 6.450 2/1/2011	956,318
Weyerhaeuser Co	NT 6.750 03/15/2012	409,056
Weyerhaeuser Co	NT 6.750 03/15/2012	1,934,726
WFS Finl 2003 2 Owner TR	2003 2 CL A4 NT 2.410 12/20/2010	406,406
WFS Finl 2003 4 Owner TR	Auto Receivable Bkd NT Cl C 3.210 05/17/2012	488,343
WFS Finl 2004 2 Owner Tr	Auto Receivable Bkd Nt Cl A 4	1,960,668
WFS Finl Owner TR	Auto Rec Bkd Cl A 2 Ser 2004 2.500 12/17/2007	341,791
Whole Auto Ln Tr	2004 1 Cl A1 2.150 11/15/2005	868,426
WPP Fin UK	NT 144A 5.875 06/15/2014	178,691
Wyeth	SR NT 5.500 02/01/2014	233,463
Xcel Energy Inc	SR NT 7.000 12/01/2010	237,779
XTO Energy Inc	SR NT 7.500 04/15/2012	487,948
Zions Bancorporation	Sub NT 6.000 09/15/2015	439,269

		556,559,391

Commingled Investments

Mellon Instl FDS Invt Tr	Standish Mellon Intl Fxd Inc	3,399,835
Pimco FDS Pac Invt Mgmt	Private Acct Portfolio	215,942
Pimco FDS Pac Invt Mgmt Ser	Emerging Mkts Portfolio	5,717,530
Pimco FDS Pac Invt Mgmt Ser	Intl Porpfolio Instl Cl	6,555,279
Pimco FDS Pac Invt Mgmt Ser	Invt Grade Corp Port Instl Cl	6,745,387
Pimco FDS Pac Invt Mgmt Ser	Mtg Portfolio Instl CL	16,239,079
Pimco FDS Pac Invt Mgmt Ser	Real Return BD Portfolio CL	4,409,083
Pimco FDS Pac Invt Mgmt Ser	U S Govt Sector Port Instl CL	8,465,362

		51,747,497

Benefit Responsive Interest Rate Wrapper Contracts

Aegon Institutional Markets	Open Ended Maturity	(48,185,089)
Bank of America NT & SA	Open Ended Maturity	(32,531,388)

		(80,716,477)

Guaranteed Investment Contracts		$556,651,032

Commingled Investments:

Abn Amro Talon Mid Cap Cl N N/C	Commingled Investments	11,261
Aegis Value Fund Inc	Commingled Investments	67,651
Aim Real Estate Class C	Commingled Investments	31,317
Alliance Resource Partners	Commingled Investments	7,400
Alpine Dynamic Divid Fund	Commingled Investments	532
Alpine Us Real Estate Equity Y	Commingled Investments	3,600
American Aadvantage Small Cap Val Instl	Commingled Investments	27,867
American Capital World Grwth & Inc F	Commingled Investments	10,465
American Century 20Th Century Ultra	Commingled Investments	7,101
American Century Benham Euro Gov’T Bd	Commingled Investments	13,950
American Century Equity Income	Commingled Investments	3,829
American Europacific Growth Class F	Commingled Investments	26,441

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 27 of 30

American High-Income Class F	Commingled Investments	16,745
Ameristock Mutual Fund	Commingled Investments	54,827
Annaly Mortgage Management Inc	Commingled Investments	8,829
Ariel Appreciation Class B	Commingled Investments	210,106
Ariel Growth Class A	Commingled Investments	122,134
Artisan Internat’L	Commingled Investments	43,277
Artisan Mid Cap	Commingled Investments	28,607
Atlantic Whitehall Growth N/C	Commingled Investments	2,297
Baron Growth & Inc	Commingled Investments	419
Berkshire Focus Fund	Commingled Investments	33,961
Bjurman Micro Cap Growth	Commingled Investments	4,203
Black Oak Emerging Technology Fund	Commingled Investments	185
Boston Partners Sml Cap Val Ii Instl	Commingled Investments	7,937
Brazos Micro Cap Growth	Commingled Investments	562
Bridgeway Aggressive Growth	Commingled Investments	63,075
Bridgeway Aggressive Investor 2	Commingled Investments	86,493
Brown Capital Mgmt Small Company Inst.	Commingled Investments	2,599
Buffalo Small Cap Growth	Commingled Investments	68,470
Calamos Growth And Income Class C	Commingled Investments	52,659
Calamos Growth Class A	Commingled Investments	61,651
Calamos Growth Fund Class C	Commingled Investments	39,346
Calvert Social Invst Managed Growth Cl A	Commingled Investments	50,630
Clipper	Commingled Investments	298,280
Columbia Acorn Class Z N/C	Commingled Investments	4,100
Cross Timbers Royalty Trust	Commingled Investments	20,873
Daily Eafe Fund	Commingled Investments	50,754,913
Delaware Emerging Markets Class A	Commingled Investments	10,556
Dodge & Cox Balance	Commingled Investments	113,338
Dodge & Cox Income	Commingled Investments	103,723
Dodge & Cox Internatl Stock Fund	Commingled Investments	84,302
Dodge & Cox Stock	Commingled Investments	232,406
Dreyfus Emerging Markets	Commingled Investments	18,267
Dreyfus Midcap Value Fund	Commingled Investments	10,865
Dreyfus Premier Enterprise Cl B	Commingled Investments	5,541
Dreyfus Premier Ltd Term Income Cl R	Commingled Investments	3,220
Driehaus European Opportunity	Commingled Investments	11,677
Duke Realty Invst Co New	Commingled Investments	10,242
Eaton Vance Worldwide Health Sciences Class A	Commingled Investments	1,439
Excelsior Income Business & Indl Restructing Fd	Commingled Investments	11,921
Excelsior Real Estate	Commingled Investments	37,973
Exeter Maximum Horizon	Commingled Investments	3,568
Fbr Small Cap Class A N/C	Commingled Investments	23,707
Fbr Small Cap Financial Class A N/C	Commingled Investments	24,201
Federated Market Opportunity Cl A	Commingled Investments	30,527
Fidelity Advisor Diversified Int’L I	Commingled Investments	11,165
Fidelity Advisor Short Fixed Inc Cl A	Commingled Investments	3
Fidelity Capital Appreciation	Commingled Investments	22,672
Fidelity Contrafund	Commingled Investments	209,287
Fidelity Convertible Securities	Commingled Investments	17,464
Fidelity Diversified International	Commingled Investments	89,903
Fidelity Dividend Growth	Commingled Investments	279,307
Fidelity Intern’Tl Small Cap	Commingled Investments	1,328
Fidelity Japan Small Companies	Commingled Investments	1,288
Fidelity Large Capital Stock	Commingled Investments	7,911
Fidelity Leveraged Company Stock	Commingled Investments	14,522
Fidelity Low Priced Stock	Commingled Investments	68,553
Fidelity Mid Cap Stock	Commingled Investments	37,705
Fidelity Real Estate Investment	Commingled Investments	50,154
Fidelity Select Wireless Portfolios	Commingled Investments	1,157
Fidelity Short Term Bond	Commingled Investments	8,460
Fidelity Small Cap Stock	Commingled Investments	11,286
Fidelity Strategic Income	Commingled Investments	16,413
Fidelity Us Bond Index	Commingled Investments	5,606
Fidelity Worldwide	Commingled Investments	6,688

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 28 of 30

Firsthand Global Technology	Commingled Investments	238
Firsthand Technology Value	Commingled Investments	372
Foster Wheeler Ltd	Commingled Investments	300
Franklin Income Class C	Commingled Investments	27,498
Franklin Large Cap Value Class C	Commingled Investments	22,541
Franklin Real Estate Securities Class C	Commingled Investments	45,023
Fremont Us Micro Capital	Commingled Investments	58,768
Fundamental Investors	Commingled Investments	17,264
Gabelli Westwood Equity Retail Class	Commingled Investments	76,531
Gartmore Micro Cap Equity Class A	Commingled Investments	5,707
Growth Fund Of America	Commingled Investments	9,391
Hancock Horizon Burkenroad Fund Cl D	Commingled Investments	68,450
Harbor International	Commingled Investments	26,858
Heartland Group Value Income	Commingled Investments	16,461
Hennessy Cornerstone Growth N/C	Commingled Investments	14,180
Hussman Strategic Growth	Commingled Investments	12,576
Icon Energy	Commingled Investments	23,220
Icon Technology	Commingled Investments	40,337
Invesco Leisure N/C	Commingled Investments	301
Janus Flexible Income	Commingled Investments	67,233
Janus Inv’T Equity Income	Commingled Investments	52,209
Janus Inv’T Growth & Income	Commingled Investments	9,932
Janus Inv’T Mercury	Commingled Investments	2,035
Janus Mid Cap Value Invst Shs N/C	Commingled Investments	78,453
Janus Risk Managed Stock Fund	Commingled Investments	19,557
Jensen Portfolio, Inc.	Commingled Investments	54,508
Jp Morgan Mid Cap Value Instl	Commingled Investments	27,706
Julius Baer Int’L Equity	Commingled Investments	13,999
Kinder Morgan Energy Partners L P	Commingled Investments	22,396
Kinetics Small Cap Opportunities	Commingled Investments	4,057
Leuthold Grizzly Short Fund	Commingled Investments	25,000
Longleaf Partners	Commingled Investments	34,148
Loomis Sayles Bond Instl N/C	Commingled Investments	7,297
Lord Abbett Affiliated Class C	Commingled Investments	26,480
Lord Abbett Research Small Cap Class C	Commingled Investments	37,695
Magellan Midstream Partners Lp Com Unit	Commingled Investments	1,467
Managers Intermediat Duration Government	Commingled Investments	15,743
Marsico Focus	Commingled Investments	28,546
Marsico Growth And Income	Commingled Investments	54,675
Masters Select Equity	Commingled Investments	58,022
Matrix Advisors Value	Commingled Investments	5,282
Matthews Dragon Century China	Commingled Investments	32,668
Matthews Intl Fds Pac Tiger Fd	Commingled Investments	42,293
Meridian Fund	Commingled Investments	149,847
Meridian Value Fund	Commingled Investments	9,519
Mfs High Yield Opportunities Cl C	Commingled Investments	26,758
Mfs International New Discovery Cl C	Commingled Investments	23,589
Mfs Research Bond Cl C	Commingled Investments	25,723
Mills Corp	Commingled Investments	6,444
Needham Growth Fund	Commingled Investments	1,681
Neuberger & Berman Genesis Trust	Commingled Investments	32,632
Novastar Financial Inc	Commingled Investments	693
Oakmark Balanced	Commingled Investments	187,188
Oakmark Fund	Commingled Investments	359,500
Oakmark Internat’L	Commingled Investments	68,354
Oakmark Internat’L Small Cap	Commingled Investments	4,660
Oakmark Select	Commingled Investments	53,174
Oppenheimer Int’L Bond Class C	Commingled Investments	28,553
Pbhg Mid Cap Value	Commingled Investments	4,074
Pimco All Asset Inst Class	Commingled Investments	7,636
Pimco Commodity Real Return Cl D	Commingled Investments	22,725
Pimco Rcm Biotechnology Cl D N/C	Commingled Investments	385
Pimco Rcm Global Healthcare Class D N/C	Commingled Investments	57,406
Pimco Rcm Global Technology Class D N/C	Commingled Investments	1,408

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 29 of 30

Pimco Rcm Global Technology Instl N/C	Commingled Investments	12,088
Pimco Real Return Class C	Commingled Investments	50,472
Pimco Value Institutional	Commingled Investments	5,600
Pin Oak Aggressive Stock	Commingled Investments	434
Pioneer High Yield Class A	Commingled Investments	6,078
Potomac Us Short	Commingled Investments	6,024
Pro Funds Ultra Shrt Small Cap-Serv Shs	Commingled Investments	1,334
Red Oak Technology Select	Commingled Investments	299
Redback Networks Inc $5.00 Wts Exp 01/02/2010	Commingled Investments	57
Redback Networks Inc $9.50 Wts Exp 01/02/2010	Commingled Investments	54
Rowe T Price High Yield Fd Inc	Commingled Investments	6,301
Royce Low Priced Stock Fund	Commingled Investments	144,526
Royce Microcap	Commingled Investments	44,636
Royce Opportunity Fund	Commingled Investments	65,798
Royce Pa Mutual	Commingled Investments	106,564
Royce Premier Series	Commingled Investments	30,194
Royce Special Equity	Commingled Investments	43,067
Royce Total Return	Commingled Investments	133,959
Rydex Biotechnology Inv Class	Commingled Investments	346
Rydex Juno Fund Advisor Class	Commingled Investments	22,667
S&P 500 Flagship Fund	Commingled Investments	170,580,611
San Juan Basin Rty Tr Unit Ben Int	Commingled Investments	4,447
Select Energy	Commingled Investments	1,096
Select Medical Equipment & Systems	Commingled Investments	10,879
Select Natural Gas	Commingled Investments	47,951
Selected American Shares	Commingled Investments	65,009
Shurgard Storage Ctr Inc Cl A Wash Frmly Del	Commingled Investments	47,797
Skyline Special Equities	Commingled Investments	5,463
Spartan Market Index	Commingled Investments	8,594
Spartan Total Market Index	Commingled Investments	25,423
Ssga Aggressive Equity	Commingled Investments	7,438
Ssga Life Solutions Growth Fund	Commingled Investments	4,904
Ssga Life Solutions Income & Growth Fd	Commingled Investments	790
Ssga Money Market Fund	Commingled Investments	5,943,309
Ssga Small Cap Equity	Commingled Investments	275,990
Strong Asia Pacific	Commingled Investments	12,829
T Rowe Price Cap Appreciation	Commingled Investments	57,378
T Rowe Price Equity Income	Commingled Investments	127,260
T Rowe Price Health Sciences	Commingled Investments	10,203
T Rowe Price International Bond	Commingled Investments	55
T Rowe Price Mid Cap Growth	Commingled Investments	3,930
T Rowe Price Mid Cap Value	Commingled Investments	169,742
T Rowe Price New Era	Commingled Investments	13,856
T Rowe Price Small Cap Stock	Commingled Investments	3,655
Tcw Galileo Conv Secs Cl I	Commingled Investments	7,049
Third Ave Small Cap Value Fd	Commingled Investments	13,197
Third Avenue Real Estate Value	Commingled Investments	65,181
Third Avenue Value Fd	Commingled Investments	32,928
Thompson Plumb Growth Fund	Commingled Investments	29,703
Thornberg Mtg Asset Corp	Commingled Investments	146
Timothy Small Cap Value Cl C	Commingled Investments	8,000
Tocqueville Gold Fund	Commingled Investments	16,685
Transamerica Premier Balanced	Commingled Investments	309
Tweedy Browne Global Value Fund	Commingled Investments	142,385
Ultra Bear Pro Fund Investors Shares	Commingled Investments	13,142
US Global Region East European	Commingled Investments	12,056
US Small Cap Index Futures Fd	Commingled Investments	57,508,895
Value Line Leveraged Growth Income	Commingled Investments	43,183
Value Line Small Cap Growth	Commingled Investments	36,661
Vanguard Bond Index Total Market	Commingled Investments	62,970
Vanguard Explorer Income	Commingled Investments	13,797
Vanguard Global Equity	Commingled Investments	22,546
Vanguard Gnma Fixed Income Securities	Commingled Investments	22,678
Vanguard High Yield Bond Fixed Income	Commingled Investments	3,896

Baxter International Inc. and Subsidiaries Incentive Investment Plan Schedule of Assets (Held at End of Year) at December 31, 2004 (Schedule H, Part IV, Line 4i on Form 5500)	Exhibit I Page 30 of 30

Vanguard High Yield Tax Exempt	Commingled Investments	3,008
Vanguard Index Trust S&P 500 Port	Commingled Investments	231,929
Vanguard Index Trust Small Cap Growth	Commingled Investments	28,513
Vanguard Inflation Protected Secs	Commingled Investments	33,867
Vanguard Intl Equity Index Europe Port	Commingled Investments	3,414
Vanguard Intl Equity Index Pacific Port Fund	Commingled Investments	2,993
Vanguard Mid Cap Index	Commingled Investments	61,281
Vanguard Muni Bond Intermediate Tm Port	Commingled Investments	3,970
Vanguard Reit Index Fund	Commingled Investments	54,889
Vanguard Short Term Corp Fixed Inc Secs	Commingled Investments	18,284
Vanguard Specialized Energy Port	Commingled Investments	107,402
Vanguard Specialized Utilities Port	Commingled Investments	3,326
Vanguard Strategic Equity	Commingled Investments	16,018
Vanguard Total Intl Stock Index Fund	Commingled Investments	10,744
Vanguard Total Stock Market	Commingled Investments	40,378
Vanguard Us Growth Portfolio	Commingled Investments	2,033
Vanguard Us Value	Commingled Investments	11,615
Vanguard/Wellesley Income	Commingled Investments	11,465
Vanguard/Wellington Income	Commingled Investments	88,758
Vanguard/Windsor Ii Portfolio	Commingled Investments	70,376
Vice Fund	Commingled Investments	11,213
Wasatch Aggressive Equity	Commingled Investments	14,720
Wasatch Growth	Commingled Investments	16,240
Wasatch Heritage Growth Fund	Commingled Investments	7,018
Wasatch Microcap Value	Commingled Investments	44,667
Weitz Partners Value	Commingled Investments	5,671
Weitz Value	Commingled Investments	126,955
Wells Fargo C&B Mid Cap Value Fd	Commingled Investments	6,520
White Oak Growth Stock	Commingled Investments	1,054
William Blair Int’L Growth Fund	Commingled Investments	7,239

Commingled Investments		$293,316,377

* Participant Loans	Interest rates range from 5.00% to 10.00%	$28,645,973

* Collateral Held on Loaned Securities		$179,421,136

Total Investments		$1,593,980,423

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN

Date: June 28, 2005	By:	/s/ JOHN J. GREISCH
John J. Greisch Corporate Vice President and Chief Financial Officer